SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petróleo Brasileiro S.A. - Petrobras Financial Statements December 31, 2012 and 2011 (Free translation of the original report in Portuguese)

Petróleo Brasileiro S.A. - Petrobras

Contents

Report of Independent Registered Public Accounting Firm	4 - 5
Statement of Financial Position	6
Statement of Income	7
Statement of Comprehensive Income	8
Statement of Changes in Shareholders’ Equity	9
Statement of Cash Flows	10 - 11
Statement of Added Value	12
Consolidated Segment Information	13 - 16
Social Balance	17 - 19

Notes to the Financial Statements
1	The Company and its operations	20
2	Basis of preparation of the financial statements	20
3	Basis of Consolidation	23
4	Summary of significant accounting policies	24
5	Cash and cash equivalents	33
6	Marketable securities	34
7	Trade receivables	34
8	Inventories	35
9	Mergers, split-offs and other information about investments	36
10	Investments	37
11	Property, plant and equipment	41
12	Intangible assets	43
13	Exploration for and evaluation of oil and gas reserves	46
14	Trade payables	47
15	Finance Debt	48
16	Leases	52
17	Related parties	53
18	Provision for decommissioning costs	59
19	Taxes	59
20	Employee benefits (Post-employment)	62
21	Profit sharing	68
22	Shareholders’ equity	68
23	Sales revenues	72
24	Other operating expenses, net	72
25	Expenses by nature	73
26	Net finance income (expense)	73
27	Provisions for legal proceedings, contingent liabilities and contingent assets	74
28	Natural Gas Purchase Commitments	79
29	Guarantees for concession agreements for petroleum exploration	79
30	Risk management and derivative instruments	79
31	Fair value of financial assets and liabilities	88
32	Insurance	89
33	Subsequent Events	89
Information on reserves (unaudited)		90

Independent auditor's report

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

We have audited the accompanying financial statements of Petróleo Brasileiro S.A. Petrobras ("Company" or "Petrobras"), which comprise the balance sheet as at December 31, 2012 and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

We have also audited the accompanying consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2012 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility
for the financial statements

Management is responsible for the preparation and fair presentation of the parent company financial statements in accordance with accounting practices adopted in Brazil, and for the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the parent company
financial statements

In our opinion, the parent company financial statements referred to above present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. - Petrobras as at December 31, 2012, and its financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated
financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries as at December 31, 2012, and their financial performance and their cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil.

Emphasis of matter

As discussed in note 2 to these financial statements, the parent company financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of Petróleo Brasileiro S.A. - Petrobras, these practices differ from IFRS applicable to separate financial statements only in relation to the measurement of investments in subsidiaries, associates and jointly-controlled entities based on equity accounting, while IFRS requires measurement based on cost or fair value, and the maintenance of the balances of deferred charges existing as at December 31, 2008, which are being amortized. Our opinion is not qualified in respect of this matter.

Other matters

Audit of prior-year information

The financial statements of the Company for the year ended December 31, 2012, presented for comparison purposes, were audited by another firm of auditors whose report, dated February 9, 2012, expressed an unmodified opinion on those statements.

Statements of added value, business
segment reporting and social balance

We have also audited the parent company and consolidated statements of value added for the year ended December 31, 2012, the presentation of which is required by Brazilian Corporation Law for public companies, the consolidated statements of business segment reporting and the consolidated accounting information contained in the social balance, which are the responsibility of the Company's management, considered as supplementary information by IFRS, which does not require the presentation of the statements of value added and social balance. These statements were submitted to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Rio de Janeiro, February 4, 2013

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" RJ

/s/

Marcos Donizete Panassol

Contador CRC 1SP155975/O-8 "S" RJ

Petróleo Brasileiro S.A. - Petrobras

Statement of financial position

December 31, 2012 and 2011

(In millions of reais)

		Consolidated		Parent Company				Consolidated		Parent Company
Assets	Note	2012	2011	2012	2012	Liabilities	Note	2012	2011	2012	2011

Current assets						Current liabilities
Cash and cash equivalents	5	27,628	35,747	17,393	18,858	Trade payables	14	24,775	22,252	26,918	22,601
Marketable securities	6	21,316	16,808	23,379	23,625	Current debt	15	15,283	18,884	15,519	12,252
Trade and other receivables, net	7.1	22,681	22,053	17,374	21,068	Current portion of finance lease obligations	16.1	37	82	1,741	1,922
Inventories	8	29,736	28,447	24,908	22,434	Taxes payable	19.1	12,522	10,969	10,518	9,258
Recoverable taxes	19.1	11,387	12,846	8,836	9,372	Dividends payable	22.5	6,154	3,878	6,154	3,878
Advances to suppliers		1,895	1,389	1,682	1,040	Employee short-term benefits (compensation, profit sharing, charges)		4,420	4,742	3,801	4,015
Others		3,459	3,874	2,631	1,647	Pension and medical benefits	20	1,610	1,427	1,518	1,341
						Others		4,819	5,978	1,831	1,669
		118,102	121,164	96,203	98,044			69,620	68,212	68,000	56,936

Non-current assets						Non-current liabilities
Long-term receivables						Non-current debt	15	180,818	136,405	70,271	43,055
Trade and other receivables, net	7.1	9,075	6,103	8,646	12,843	Finance lease obligations	16.1	176	183	6,021	7,422
Marketable securities	6	359	5,747	288	5,219	Deferred taxes	19.2	39,262	33,230	35,184	29,408
Judicial deposits	27.2	5,510	3,902	4,676	3,410	Pension and medical benefits	20	18,953	16,653	17,638	15,352
Deferred taxes	19.2	11,293	8,042	6,664	3,171	Provisions for legal proceedings	27	2,585	2,041	1,504	1,015
Other Tax assets	19.1	10,673	9,214	7,449	6,334	Provision for decommissioning costs	18	19,292	8,839	18,391	8,241
Advances to suppliers		6,449	5,892	2,061	1,011	Others		1,577	2,310	4,504	3,123
Others		3,855	3,234	3,186	2,322			262,663	199,661	153,513	107,616
		47,214	42,134	32,970	34,310

						Shareholders' equity	22
Investments	10	12,477	12,248	78,488	57,239	Share capital		205,392	205,380	205,392	205,380
Property, plant and equipment	11	418,716	343,117	279,824	227,479	Additional paid in capital		631	563	939	859
Intangible assets	12	81,207	81,434	77,349	77,709	Profit reserves		134,928	122,623	134,981	122,963
Deferred Assets		-	-	119	246	Accumulated other comprehensive income (loss)		2,128	1,273	2,128	1,273
								343,079	329,839	343,440	330,475
		559,614	478,933	468,750	396,983	Non-controlling interests		2,354	2,385	-	-
								345,433	332,224	343,440	330,475

Total assets		677,716	600,097	564,953	495,027	Total liabilities and shareholder's equity		677,716	600,097	564,953	495,027

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Income Statement

December 31, 2012 and 2011

(In millions of reais, except earnings per share)

		Consolidated		Parent Company
	Note	2012	2011	2012	2011

Sales revenues	23	281,379	244,176	217,346	183,821
Cost of sales		(210,472)	(166,939)	(167,882)	(124,320)
Gross profit		70,907	77,237	49,464	59,501

Income (expenses)
Selling expenses		(9,604)	(8,950)	(11,819)	(9,915)
General and administrative expenses		(9,842)	(8,647)	(6,843)	(6,029)
Exploration costs		(7,871)	(4,428)	(7,131)	(3,674)
Research and development expenses		(2,238)	(2,444)	(2,217)	(2,361)
Other taxes		(760)	(777)	(338)	(278)
Other operating expenses, net	24	(8,195)	(6,588)	(7,245)	(5,770)
		(38,510)	(31,834)	(35,593)	(28,027)

Net income before financial results, profit sharing and income taxes		32,397	45,403	13,871	31,474

Financial income (expenses), net	26	(3,723)	122	1,689	5,581

Share of profit of equity-accounted investments		84	386	8,581	5,808

Profit sharing	21	(1,005)	(1,560)	(815)	(1,295)

Net income before income taxes		27,753	44,351	23,326	41,568

Income tax and social contribution	19.3	(6,794)	(11,241)	(2,431)	(8,467)

Net income		20,959	33,110	20,895	33,101

Attributable to:

Shareholders of Petrobras		21,182	33,313	20,895	33,101

Non-controlling interests		(223)	(203)	-	-

		20,959	33,110	20,895	33,101

Basic and diluted earnings per share in R$	22.6	1.62	2.55	1.60	2.54

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Statement of Comprehensive Income

December 31, 2012 and 2011

(In millions of reais)

	Consolidated		Parent Company
	2012	2011	2012	2011

Net income	20,959	33,110	20,895	33,101
Other comprehensive income
Cummulative translation adjustments	1,016	1,423	1,151	1,123
Deemed cost of associates	11	10	11	10
Unrealized gains / (losses) on available-for-sale securities
Recognized in shareholders' equity	1,017	136	1,017	136
Reclassified to profit or loss	(1,459)	26	(1,459)	26
Unrealized gains / (losses) on cash flow hedge
Recognized in shareholders' equity	(5)	(54)	(5)	(54)
Reclassified to profit or loss	14	8	14	8
Deferred income taxes	148	(46)	148	(46)
	742	1,503	877	1,203
Total comprehensive income (loss)	21,701	34,613	21,772	34,304

Attributable to:
Shareholders of Petrobras	22,059	34,516	21,772	34,304
Non-controlling interests	(358)	97	-	-
Total comprehensive income (loss)	21,701	34,613	21,772	34,304

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Statement of Changes in Shareholders’ Equity

December 31, 2012 and 2011

(In millions of reais)

		Additional paid in capital		Accumulated other comprehensive income		Profit reserves
	Share Capital	Incremental costs directly attributable to the issue of new shares	Change in interest in subsidiaries	Cumulative translation adjustment	Other comprehensive income	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Total shareholders' equity attributable to shareholders of Petrobras (CPC)	Deferred charges	Non-controlling interests (IFRS)	Total consolidated shareholders' equity (IFRS)
	205,357	(477)	471	(196)	286	12,654	1,422	1,347	86,453	-	307,317	(552)	3,063	309,828
Balance at January 1, 2011	205,357	(6)		90		101,876					307,317	(552)	3,063	309,828

Capital increase with reserves	23	-	-	-	-	-	-	(23)	-	-	-	-	-	-
Capital increase - issue of new shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cumulative translation adjustments	-	-	-	1,123	-	-	-	-	-	-	1,123	-	300	1,423
Unrealized gains / (losses) in available-for-sale securities and cash flow hedge	-	-	-	-	70	-	-	-	-	-	70	-	-	70
Realization of deemed cost of associates	-	-	-	-	(10)	-	-	-	-	10	-	-	-	-
Change in interest in subsidiaries	-	-	865	-	-	-	-	-	-	-	865	(296)	(547)	22
Net income for the year	-	-	-	-	-	-	-	-	-	33,101	33,101	212	(203)	33,110
Distributions:
Allocation of net income	-	-	-	-	-	1,655	1,027	81	18,347	(21,110)	-	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	(12,001)	(12,001)	-	(228)	(12,229)

	205,380	(477)	1,336	927	346	14,309	2,449	1,405	104,800	-	330,475	(636)	2,385	332,224
Balance at December 31, 2011	205,380	859		1,273		122,963					330,475	(636)	2,385	332,224

Capital increase with reserves	12	-	-	-	-	-	-	(12)	-	-	-	-	-	-
Capital increase - issue of new shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cumulative translation adjustments	-	-	-	1,151	-	-	-	-	-	-	1,151	-	(135)	1,016
Unrealized gains / (losses) in available-for-sale securities and cash flow hedge	-	-	-	-	(285)	-	-	-	-	-	(285)	-	-	(285)
Realization of deemed cost of associates	-	-	-	-	(11)	-	-	-	-	11	-	-	-	-
Change in interest in subsidiaries	-	-	80	-	-	-	-	-	-	-	80	(12)	551	619
Net income for the year	-	-	-	-	-	-	-	-	-	20,895	20,895	287	(223)	20,959
Distributions:
Allocation of net income	-	-	-	-	-	1,045	1,027	19	9,939	(12,030)	-	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	(8,876)	(8,876)	-	(224)	(9,100)

	205,392	(477)	1,416	2,078	50	15,354	3,476	1,412	114,739	-	343,440	(361)	2,354	345,433
Balance at December 31, 2012	205,392	939		2,128		134,981					343,440	(361)	2,354	345,433

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Statement of Cash Flows

December 31, 2012 and 2011

(In millions of reais)

	Consolidated		Parent Company
	2012	2011	2012	2011
Cash flows from Operating activities
Net income attributable to the shareholders of Petrobras	21,182	33,313	20,895	33,101

Adjustments for:
Non-controlling interests	(223)	(203)	-	-
Pension and medical benefits (actuarial expense)	4,074	2,893	3,734	2,635
Share of profit of equity-accounted investments	(84)	(386)	(8,581)	(5,808)
Depreciation, depletion and amortization	21,766	17,739	15,738	12,902
Impairment	1,747	1,824	491	744
Exploratory expenditures written off	5,628	2,504	5,268	2,243
Gains / (Losses) on disposal of non-current assets	80	885	113	195
Foreign Exchange variation, indexation and finance charges	8,584	6,238	2,774	(231)
Deferred income taxes, net	4,256	6,157	4,465	7,208

Increase / (Decrease) in assets
Trade and other receivables, net	(3,068)	(3,848)	4,480	(3,127)
Inventories	(3,560)	(8,335)	(2,900)	(7,463)
Other assets	(4,051)	(4,207)	(6,059)	(4,099)
Increase / (Decrease) in liabilities
Trade payables	2,115	4,112	2,329	(701)
Taxes payable	(2,341)	(3,405)	(2,523)	(791)
Pension and medical benefits	(1,443)	(1,410)	(1,345)	(1,314)
Other liabilities	(517)	2,451	245	(81)
Net cash provided by / (used in) operating activities	54,145	56,322	39,124	35,413
Cash flows from Investing activities
Other investments in exploration and production of oil and gas
Investments in exploration and production of oil and gas	(41,933)	(31,412)	(33,747)	(24,455)
Investments in refining, transportation and marketing	(26,932)	(26,339)	(34,266)	(18,586)
Investments in gas and power activities	(3,884)	(4,517)	(2,960)	(2,454)
Investment in international activities	(4,665)	(3,966)	(6)	(11)
Investments in distribution activities	(1,213)	(1,070)	-	-
investments in biofuel activities	(299)	(504)	(408)	(711)
Other investments	(822)	(2,316)	(819)	(2,193)
Investments in marketable securities	4,324	11,606	8,627	13,030
Dividends received	485	680	3,200	2,434
Net cash provided by / (used in) in investing activities	(74,939)	(57,838)	(60,379)	(32,946)

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Statement of Cash Flows (continued)

December 31, 2012 and 2011

(In millions of reais)

	Consolidated		Parent Company
	2012	2011	2012	2011
Cash flows from Financing activities
Acquisition of non-controlling interest	520	46	-	-
Financing and loans, net
Proceeds from long-term financing	48,931	40,433	47,199	55,928
Repayment of principal	(22,317)	(14,523)	(17,350)	(39,525)
Repayment of interest	(9,298)	(7,633)	(3,293)	(3,053)
Assignment of receivables (FIDC NP)	-	-	(579)	(6,295)
Dividends paid	(6,187)	(10,659)	(6,187)	(10,659)
Net cash provided by / (used in) financing activities	11,649	7,664	19,790	(3,604)

Effect of exchange rate changes on cash and cash equivalents	1,026	183	-	-

Net increase / (decrease) in cash and cash equivalents in the year	(8,119)	6,331	(1,465)	(1,137)

Cash and cash equivalents at the beginning of the year	35,747	29,416	18,858	19,995

Cash and cash equivalents at the end of the year	27,628	35,747	17,393	18,858

	Consolidated		Parent Company
	2012	2011	2012	2011
Additional information on cash flows:
Amounts paid and received during the year
Income tax and social contribution paid	2,170	3,438	(24)	(1,176)
Withholding income tax paid for third-party	3,905	3,963	(3,339)	(3,389)
	6,075	7,401	(3,363)	(4,565)

Non-cash Transactions (Investing and Financing)
Purchase of property, plant and equipment on credit	371	17	-	-
Finance leases	-	35	-	342
Provision for decommissioning costs - recognition	10,719	2,532	10,481	2,382

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Statement of Added Value

December 31, 2012 and 2011

(In millions of reais)

	Consolidated				Parent company
	2012		2011		2012		2011
Income
Sales of products, services provided and other revenues	353,066		312,841		282,551		245,793
Provision for impairment of trade receivables	(76)		22		(10)		64
Revenues related to construction of assets for own use	73,671		66,853		55,104		49,939
	426,661		379,716		337,645		295,796
Inputs acquired from third parties	-		-		-		-
Materials consumed	(121,064)		(95,484)		(95,627)		(68,529)
Power, third-party services and other operating expenses	(86,634)		(70,145)		(68,067)		(54,506)
Tax credits on inputs acquired from third parties	(21,277)		(21,292)		(19,669)		(16,283)
Impairment	(1,747)		(1,824)		(491)		(744)
	(230,722)		(188,745)		(183,854)		(140,062)
	-		-		-		-
Gross added value	195,939		190,971		153,791		155,734
	-		-		-		-
Retentions	-		-		-		-
Depreciation, depletion and amortization	(21,766)		(17,739)		(15,738)		(12,902)
	-		-		-		-
Net added value produced by the Company	174,173		173,232		138,053		142,832
	-		-		-		-
Transferred added value	-		-		-		-
Share of profit of equity-accounted investments	84		386		8,581		5,808
Finance income - including indexation and foreign exchange variation charges	7,241		6,543		7,885		8,570
Rents, royalties and others	291		920		703		728
	7,616		7,849		17,169		15,106

Total added value to be distributed	181,789		181,081		155,222		157,938
					-
Distribution of added value					-
					-
Personnel and officers					-
Direct compensation					-
Salaries	15,616	9%	13,513	7%	11,725	8%	10,213	6%
Profit sharing	1,005	1%	1,560	1%	815	1%	1,295	1%
	16,621		15,073		12,540		11,508
Benefits
Short-term benefits	937	1%	823		581		528
Pension plan	2,480	1%	1,526	1%	2,315	1%	1,395	1%
Medical plan	2,580	1%	2,181	1%	2,295	2%	1,976	2%

FGTS	1,008	1%	861		880	1%	746
	23,626	14%	20,464	10%	18,611	13%	16,153	10%
Taxes
Federal*	58,228	32%	61,098	34%	52,165	34%	57,033	36%
State	39,508	22%	36,358	20%	24,699	15%	22,367	14%
Municipal	217		186		94		79
Abroad*	6,390	4%	6,340	4%	-		-
	104,343	58%	103,982	58%	76,958	49%	79,479	50%

Financial institutions and suppliers
Interest, and exchange and indexation charges	18,394	10%	13,781	8%	11,575	7%	8,813	6%
Rental and affreightment expenses	14,467	6%	9,744	5%	27,183	18%	20,392	13%
	32,861	16%	23,525	13%	38,758	25%	29,205	19%
Shareholders
Interest on capital	8,876	5%	10,436	6%	8,876	6%	10,436	7%
Dividends	-		1,565	1%	-		1,565	1%
Non-controlling interests	(223)		(203)		-		-
Retained earnings	12,306	7%	21,312	12%	12,019	7%	21,100	13%
	20,959	12%	33,110	19%	20,895	13%	33,101	21%

Added value distributed	181,789	100%	181,081	100%	155,222	100%	157,938	100%

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Segment Information

December 31, 2012 and 2011

(In millions of reais)

	2012
	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	145,573	227,643	23,209	895	79,601	34,985	-	(230,527)	281,379
Intersegments	143,873	74,166	2,503	719	1,724	7,542	-	(230,527)	-
Third parties	1,700	153,477	20,706	176	77,877	27,443	-	-	281,379
Cost of sales	(65,651)	(253,895)	(19,010)	(945)	(72,316)	(27,499)	-	228,844	(210,472)
Gross profit (loss)	79,922	(26,252)	4,199	(50)	7,285	7,486	-	(1,683)	70,907
Expenses	(10,708)	(7,916)	(2,108)	(200)	(4,489)	(3,746)	(9,641)	298	(38,510)
Selling, administrative and general expenses	(963)	(5,935)	(1,896)	(125)	(4,373)	(1,805)	(4,647)	298	(19,446)
Exploration costs	(7,114)	-	-	-	-	(757)	-	-	(7,871)
Research and development expenses	(1,057)	(444)	(74)	(67)	(5)	(1)	(590)	-	(2,238)
Other taxes	(103)	(128)	(116)	(2)	(24)	(219)	(168)	-	(760)
Other operating expenses, net	(1,471)	(1,409)	(22)	(6)	(87)	(964)	(4,236)	-	(8,195)
Income before financial results, profit sharing and income taxes	69,214	(34,168)	2,091	(250)	2,796	3,740	(9,641)	(1,385)	32,397
Financial income (expenses), net	-	-	-	-	-	-	(3,723)	-	(3,723)
Share of profit of equity-accounted investments	(3)	(205)	378	(52)	2	(31)	(5)	-	84
Profit sharing	(342)	(267)	(38)	(2)	(83)	(29)	(244)	0	(1,005)
Income before income taxes	68,869	(34,640)	2,431	(304)	2,715	3,680	(13,613)	(1,385)	27,753
Income tax and social contribution	(23,417)	11,709	(698)	86	(922)	(2,244)	8,222	470	(6,794)
Net income (loss)	45,452	(22,931)	1,733	(218)	1,793	1,436	(5,391)	(915)	20,959
Net income attributable to:
Shareholders of Petrobras	45,446	(22,931)	1,638	(218)	1,793	1,305	(4,936)	(915)	21,182
Non-controlling interests	6	-	95	-	-	131	(455)	-	(223)
	45,452	(22,931)	1,733	(218)	1,793	1,436	(5,391)	(915)	20,959

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Segment Information

December 31, 2012 and 2011

(In millions of reais)

	2012
	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	124,028	198,516	16,295	535	73,633	28,374	-	(197,205)	244,176
Intersegments	123,165	63,833	2,182	482	1,223	6,320	-	(197,205)	-
Third parties	863	134,683	14,113	53	72,410	22,054	-	-	244,176
Cost of sales	(55,118)	(205,998)	(9,550)	(588)	(67,630)	(21,679)	-	193,624	(166,939)
Gross profit (loss)	68,910	(7,482)	6,745	(53)	6,003	6,695	-	(3,581)	77,237
Expenses	(7,058)	(7,026)	(2,533)	(222)	(4,118)	(3,169)	(8,008)	300	(31,834)
Selling, administrative and general expenses	(819)	(5,536)	(1,739)	(111)	(4,024)	(1,554)	(4,114)	300	(17,597)
Exploration costs	(3,674)	-	-	-	-	(754)	-	-	(4,428)
Research and development expenses	(1,248)	(470)	(116)	(50)	(9)	(1)	(550)	-	(2,444)
Other taxes	(80)	(90)	(165)	(1)	(41)	(192)	(208)	-	(777)
Other operating expenses, net	(1,237)	(930)	(513)	(60)	(44)	(668)	(3,136)	-	(6,588)
Income before financial results, profit sharing and income taxes	61,852	(14,508)	4,212	(275)	1,885	3,526	(8,008)	(3,281)	45,403
Financial income (expenses), net	-	-	-	-	-	-	122	-	122
Share of profit of equity-accounted investments	74	(165)	398	26	9	40	4	-	386
Profit sharing	(488)	(348)	(61)	(2)	(118)	(52)	(491)	-	(1,560)
Income before income taxes	61,438	(15,021)	4,549	(251)	1,776	3,514	(8,373)	(3,281)	44,351
Income tax and social contribution	(20,863)	5,051	(1,411)	94	(601)	(1,547)	6,920	1,116	(11,241)
Net income (loss)	40,575	(9,970)	3,138	(157)	1,175	1,967	(1,453)	(2,165)	33,110
Net income attributable to:
Shareholders of Petrobras	40,594	(9,955)	3,109	(157)	1,175	1,949	(1,237)	(2,165)	33,313
Non-controlling interests	(19)	(15)	29	-	-	18	(216)	-	(203)
	40,575	(9,970)	3,138	(157)	1,175	1,967	(1,453)	(2,165)	33,110

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Segment Information

December 31, 2012 and 2011

(In millions of reais)

	Exploration	Refining,	Gas
Assets	and	Transportation	&
	Production	& Marketing	Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Current assets	13,415	41,610	7,377	239	6,490	7,186	55,956	(14,171)	118,102
Non-current assets	296,784	145,285	50,768	2,311	10,125	31,098	23,994	(751)	559,614
Long-term receivables	10,462	9,364	3,504	33	3,785	4,564	16,253	(751)	47,214
Investments	164	5,920	2,371	1,757	31	1,915	319	-	12,477
Property, plant and equipment	210,029	129,686	44,108	521	5,585	22,237	6,550	-	418,716
Intangible assets	76,129	315	785	-	724	2,382	872	-	81,207

As of December 31, 2012	310,199	186,895	58,145	2,550	16,615	38,284	79,950	(14,922)	677,716

Current assets	10,537	41,203	4,707	239	7,956	8,272	61,886	(13,636)	121,164
Non-current assets	254,164	116,982	47,150	2,180	6,936	28,167	23,984	(630)	478,933
Long-term receivables	7,766	7,910	3,050	32	1,344	5,465	17,197	(630)	42,134
Investments	23	6,306	2,160	1,612	84	1,873	190	-	12,248
Property, plant and equipment	170,010	102,473	41,208	536	4,709	18,516	5,665	-	343,117
Intangible assets	76,365	293	732	-	799	2,313	932	-	81,434

As of December 31, 2011	264,701	158,185	51,857	2,419	14,892	36,439	85,870	(14,266)	600,097

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Segment Information

December 31, 2012 and 2011

(In millions of reais)

	2012
	Exploration	Refining,	Gas
Income statement	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total
Sales revenues	10,468	17,533	1,175	10,133	-	(4,324)	34,985
Intersegments	7,472	4,290	73	31	-	(4,324)	7,542
Third parties	2,996	13,243	1,102	10,102	-	-	27,443

Income before financial results, profit sharing and income taxes	4,702	(831)	262	141	(567)	33	3,740

Net income attributable to shareholders of Petrobras	2,509	(816)	243	132	(796)	33	1,305

	2011
	Exploration	Refining,	Gas
Income statement	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total
Sales revenues	8,615	14,241	909	8,320	-	(3,711)	28,374
Intersegments	6,373	3,585	39	45	-	(3,722)	6,320
Third parties	2,242	10,656	870	8,275	-	11	22,054

Income before financial results, profit sharing and income taxes	3,969	(226)	190	120	(507)	(20)	3,526

Net income attributable to shareholders of Petrobras	2,217	(213)	262	99	(396)	(20)	1,949

	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total
Total assets

As of 12.31.2012	30,817	4,913	1,551	2,217	3,227	(4,441)	38,284

As of 12.31.2011	27,358	6,365	1,742	1,889	3,412	(4,327)	36,439

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Social balance

December 31, 2012 and 2011

(In millions of reais)

	Consolidated
1 - Calculation basis	2012			2011
Consolidated sales revenues (SR)			281,379			244,176
Consolidated net income before profit sharing and taxes (OI)			28,758			45,911
Consolidated gross payroll (GP)			15,511			13,026
		% of		Amount	% of
2 - Internal Social Indicators (i)	Amount	GP	SR		GP	SR
Meal and food	890	5.74%	0.32%	845	6.49%	0.35%
Compulsory payroll charges	7,707	49.69%	2.74%	6,477	49.72%	2.65%
Pension	686	4.42%	0.24%	328	2.52%	0.13%
Health Care	2,888	18.62%	1.03%	2,427	18.63%	0.99%
Health and Safety	201	1.30%	0.07%	180	1.38%	0.07%
Education	175	1.13%	0.06%	133	1.02%	0.05%
Culture	10	0.06%	0.00%	11	0.08%	0.00%
Professional training and development	501	3.23%	0.18%	418	3.21%	0.17%
Day-care assistance	99	0.64%	0.04%	90	0.69%	0.04%
Profit sharing	1,005	6.48%	0.36%	1,560	11.98%	0.64%
Other	82	0.53%	0.03%	76	0.58%	0.03%
Total - Internal social indicators	14,244	91.84%	5.07%	12,545	96.30%	5.12%

		% of		Amount	% of
3 - External Social Indicators (i)	Amount	OI	SR		OI	SR
Income and Work Opportunities Generated	51	0.18%	0.02%	48	0.10%	0.02%
Education for Professional Skills	61	0.21%	0.02%	57	0.12%	0.02%
Rights of Children and Adolescents Guarantee (I)	60	0.21%	0.02%	70	0.15%	0.03%
Culture	189	0.66%	0.07%	182	0.40%	0.07%
Sport	61	0.21%	0.02%	80	0.17%	0.03%
Other	29	0.10%	0.01%	33	0.07%	0.01%
Total contributions for the community	451	1.57%	0.16%	470	1.02%	0.19%
Taxes (excluding payroll charges)	100,087	348.03%	35.57%	97,826	213.08%	40.06%
Total - External social indicators	100,538	349.60%	35.89%	98,296	214.10%	40.26%

		% of		Amount	% of
4 - Environmental Indicators (i)	Amount	OI	SR		OI	SR
Investments related to the Company’s production/operation	2,827	9.83%	1.00%	2,550	5.55%	1.04%
Investments in external programs and/or projects	101	0.35%	0.04%	172	0.37%	0.07%
Total environmental investments	2,928	10.18%	1.04%	2,722	5.93%	1.11%
With respect to establishing “annual goals” for minimizing wastage, input general consumption in production/operation and for increasing efficiency in the use of natural resources, the Company:	( ) does not have goals	( ) attains from 51% to 75%		( ) does not have goals	( ) attains from 51% to 75%
	( ) attains from 0 to 50%	(x) attains from 76 to 100%		( ) attains from 0 to 50%	(x) attains from 76 to 100%

Petróleo Brasileiro S.A. - Petrobras

Social balance

December 31, 2012 and 2011

(In millions of reais)

	Consolidated
5 - Indicators for the staff (i)	2012				2011
Nº of employees at the end of the period				85,065			81,918
Nº of hirings during the period (II)				4,017			3,447
Nº of contracted employees (outsourcing)				360,372			328,133
Nº of student trainees				1,852			1,825
Nº of employees older than 45				37,373			35,927
Nº of women that work in the Company				14,536			13,860
% of leadership positions held by women				15%			14.40%
Nº of Negroes that work in the Company (III)				20,158			18,468
% of leadership positions held by Negroes (IV)				25%			24.90%
Nº of handicapped workers (V)				1,120			1,104

6 - Significant information with respect to the exercise of corporate citizenship (i)		2012			Goals 2013
Ratio between the Company’s highest and lowest compensation (VI)				20.54			20.54
Total number of work accidents (VII)				6,680			6,350

The social and environmental projects developed by the Company were defined by:	( ) directors		(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
The health and safety standards in the work environment were defined by:	(X) directors and managers		( ) all the employees	( ) everyone + Cipa	(X) directors and managers	( ) all the employees	( ) everyone + Cipa
With respect to union freedom, the right to collective bargaining and internal representation of the employees, the Company:	( ) is not involved		( ) follows ILO standards	(X) encourages and follows ILO	( ) will not be involved	( ) will follow ILO standards	(X) will encourage and follow ILO
The pension benefits include:	( ) directors		( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
Profit-sharing includes:	( ) directors		( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and standards of social and environmental responsibility adopted by the Company:	( ) are not considered		( ) are suggested	(X) are required	( ) will not be considered	( ) will be suggested	(X) will be required
With respect to the participation of employees in voluntary work programs, the Company:	( ) is not involved		( ) gives support	(X) organizes and encourages	( ) will not be involved	( ) will give support	(X) will organize and encourage
Total number of complaints and criticisms from	in the Company		in Procon	in court	in the Company	in Procon	in court
consumers: (VIII)	16,752		10	32	8,300	-	-
% of claims and criticisms attended or resolved: (VIII)	in the Company		in Procon	in court	in the Company	in Procon	in court
	94.2%		30%	53%	99%	-	-
Total added value to be distributed (consolidated) - amount:	In 2012:		181,789		In 2011:	181,081
Distribution of added value	58% government 14% employees 5% shareholders 16% third parties 7% retained				58% government 10% employees 7% shareholders 13% third parties 12% retained

(i)               Unaudited information

7 - Other information

1)       The Company does not use child or slave labor, it is not involved in prostitution or sexual exploitation of children or adolescents and is not involved in corruption.

2)        The Company values and respects diversity, both internally and externally.

I.          It includes R$ 3.3 transferred to the Fund for Infancy and Adolescence (FIA).

II.         Information for the Petrobras Group in Brazil, related to hiring through public selection processes.

III.        Information related to the employees of the Parent Company, Petrobras Distribuidora, Transpetro and Liquigás who declared to be Negroes.

IV.        Of the total leadership positions in the Parent Company held by employees who informed their color/race, 24.6% are held by people who declared to be Negroes.

Petróleo Brasileiro S.A. - Petrobras

Social balance

December 31, 2012 and 2011

(In millions of reais)

V.         Information related to the Parent company, Petrobras Distribuidora and Transpetro, which correspond to 5.6% of the permanent staff in jobs where positions are reserved for disabled people.

VI.        It includes the following companies: the Parent Company, Petrobras Distribuidora, Transpetro, Liquigás and Petrobras Biocombustível.

VII.       The numbers for 2012 have increased, since from 2012 on the numbers include first-aid assistance and non-health dismissal accidents, as well as the health-dismissal accidents (that were previously reported).

VIII.      The information on the Company includes the number of complaints and criticisms received by the Parent Company, Petrobras Distribuidora and Liquigás. The goals for 2013 do not include the estimates for the Customer Service Centers of Petrobras Distribuidora.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

(In millions of reais, except when indicate otherwise)

1                    The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries  (referred to jointly as “Petrobras” or “the Company”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2                    Basis of preparation of the financial statements

The financial statements include:

Consolidated financial statements

The consolidated  financial statements have been prepared and are being presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with accounting practices adopted in Brazil.

Individual financial statements

- The individual financial statements have been prepared in accordance with accounting practices adopted in Brazil, observing the provisions contained in the Brazilian Corporation Law, and they incorporate the changes introduced through Law 11,638/07 and Law 11,941/09, complemented by the standards, interpretations and orientations of the Accounting Pronouncements Committee (CPC), approved by resolutions of the Federal Accounting Council (CFC) and by rules of the Brazilian Securities Commission (CVM).

- The standards, interpretations and orientations of the Accounting Pronouncements Committee (CPC), approved by resolutions of the Federal Accounting Council (CFC) and rules of the Brazilian Securities Commission (CVM) converge with the International Accounting Standards issued by the International Accounting Standard Board (IASB). Accordingly, the individual financial statements do not present differences with respect to the consolidated financial statements under IFRS, except for the maintenance of deferred assets, as established in CPC 43 (R1) approved by CVM deliberation 651/10. See note 3.1 for a reconciliation between the parent company’s shareholders’ equity and net income with the consolidated financial statements.

The financial statements have been prepared under the historical cost convention, as modified by certain non-current assets and liabilities and non-current financial instruments.

Certain amounts from prior periods have been reclassified for comparability purposes relatively to the current period presentation. These reclassifications did not affect the net income or the shareholders' equity of the Company.

The annual financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on February 4, 2013.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

(In millions of reais, except when indicate otherwise)

2.1              Business segment reporting

The information related to the operating segments (business areas) of the Company is prepared based on items directly attributable to each segment, as well as items that can be allocated to each segment on a reasonable basis.

The measurement of segment results includes transactions carried out with third parties and transactions between business areas which are charged at internal transfer prices defined between the areas using methods based on market parameters.

Information per business area are prepared and reported in accordance with the prevailing organizational structure, including the business areas set out below:

a) Exploration and Production: This segment covers the activities of exploration, development and production of crude oil, NGL (natural gas liquid) and natural gas in Brazil, for the purpose of supplying, primarily, our domestic refineries and also selling the crude oil surplus and oil products produced in the natural gas processing plants to the domestic and foreign markets. The exploration and production segment also operates through partnerships with other companies.

b) Refining, Transportation and Marketing: This segment covers  the refining, logistics, transport and trading of crude oil and oil products activities, exporting of ethanol, extraction and processing of shale, as well as holding interests in companies from the petrochemical sector in Brazil.

c) Gas and Power: This segment covers the activities of transportation and trading of natural gas produced in Brazil and imported natural gas, transportation and trading of LNG (liquid natural gas),  generation and trading of electricity, as well as holding interests in transporters and distributors of natural gas and in thermoelectric power stations in Brazil, in addition to being responsible for the fertilizer business.

d) Biofuel: This segment covers the activities of production of biodiesel and its co-products, as well as the ethanol-related activities: equity investments, production and trading of ethanol, sugar and the surplus electric power generated from sugarcane bagasse.

e) Distribution: This segment includes mainly the activities of Petrobras Distribuidora, which operates through its own retail network and wholesale channels to sell oil products, ethanol and vehicle natural gas in Brazil.

f) International: This segment covers the activities of exploration and production of oil and gas, refining, transportation and marketing, gas and power, and distribution, carried out outside of Brazil in a number of countries in the Americas, Africa, Europe and Asia.

The corporate segment comprises the items that cannot be attributed to the other segments, notably those related to corporate financial management, corporate overhead and other expenses, including actuarial expenses related to the pension and medical benefits for retired employees and their dependents.

2.2              Statement of added value

The statements of added value present information related to the value added by the Company (wealth created) and how it has been distributed. These statements are presented as supplementary information under IFRS and were prepared in accordance with CPC 09 –  Statement of Added Value approved by CVM deliberation 557/08.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

(In millions of reais, except when indicate otherwise)

2.3              Social balance

The Social Balance presents social and environmental indices, number of employees and related information, as well as relevant information with respect to the exercise of corporate citizenship. Some information was obtained through the Company’s subsidiary records and managerial information. Social balance is presented as additional information.

2.4              Functional currency

The functional currency of Petrobras (Parent Company) and all Brazilian subsidiaries is the Brazilian Real. The functional currency of certain subsidiaries and special purpose entities that operate in the international economic environment is the U.S. dollar and the functional currency of Petrobras Argentina is the Argentine Peso.

The income statements and statement of cash flows of non-Brazilian Real functional currency subsidiaries, jointly controlled entities and associates in stable economies are translated into Brazilian Real using the monthly average exchange rates prevailing during the year. Assets and liabilities are translated into Brazilian Real at the closing rate at the date of the financial statements and the equity items are translated using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured.

All exchange differences arising from the translation of the financial statements of non-Brazilian Real subsidiaries, jointly controlled entities and associates are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the shareholders’ equity and transferred to profit or loss in the periods when the realization of the investments affects profit or loss.

2.5              Use of estimates and judgments

The preparation of the financial statements requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates include oil and gas reserves, pension and medical benefits liabilities, depreciation, depletion and amortization, decommissioning costs, provisions for legal proceedings, fair value of financial instruments, present value adjustments  of trade receivables and payables from relevant transactions, and income tax and social contribution on net income (CSLL). Notwithstanding  Management uses assumptions and judgments that are reviewed periodically, the actual results could differ from these estimates.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

(In millions of reais, except when indicate otherwise)

3                    Basis of Consolidation

The consolidated financial statements include the financial information of Petrobras, its subsidiaries and special purpose entities. Accounting policies of subsidiaries and special purpose entities have been changed, where necessary, to ensure consistency with the policies adopted by the Company. The subsidiaries and special purpose entities set out in the table below are consolidated.

		Equity capital - Subscribed, paid in and voting%
Subsidiaries	Country	2012	2011
Petrobras Distribuidora S.A. - BR and its subsidiaries	Brazil	100.00	100.00
Braspetro Oil Services Company - Brasoil and its subsidiaries (i)	Cayman Islands	100.00	100.00
Braspetro Oil Company - BOC and its subsidiaries (i)	Cayman Islands	100.00	100.00
Petrobras International Braspetro B.V. - PIBBV and its subsidiaries (i) (ii)	Holland	100.00	100.00
Petrobras Comercializadora de Energia Ltda. - PBEN (iii)	Brazil	100.00	100.00
Petrobras Negócios Eletrônicos S.A. – E-PETRO (iv)	Brazil	100.00	100.00
Petrobras Gás S.A. - Gaspetro and its subsidiaries	Brazil	99.99	99.99
Petrobras International Finance Company - PifCo and its subsidiaries (i)	Cayman Islands	100.00	100.00
Petrobras Transporte S.A. - Transpetro and its subsidiaries	Brazil	100.00	100.00
Downstream Participações Ltda.	Brazil	99.99	99.99
Petrobras Netherlands B.V. - PNBV and its subsidiaries (i)	Holland	100.00	100.00
5283 Participações Ltda.	Brazil	100.00	100.00
Fundo de Investimento Imobiliário RB Logística - FII	Brazil	99.00	99.00
Baixada Santista Energia S.A.	Brazil	100.00	100.00
Sociedade Fluminense de Energia Ltda. – SFE	Brazil	100.00	100.00
Termoceará Ltda.	Brazil	100.00	100.00
Termomacaé Ltda.	Brazil	100.00	100.00
Termomacaé Comercializadora de Energia Ltda.	Brazil	100.00	100.00
Termobahia S.A.	Brazil	98.85	98.85
Ibiritermo S. A.	Brazil	50.00	50.00
Petrobras Biocombustível S.A.	Brazil	100.00	100.00
Refinaria Abreu e Lima S.A.	Brazil	100.00	100.00
Companhia Locadora de Equipamentos Petrolíferos S.A. – CLEP	Brazil	100.00	100.00
Comperj Participações S.A.	Brazil	100.00	100.00
Comperj Estirênicos S.A.	Brazil	100.00	100.00
Comperj MEG S.A.	Brazil	100.00	100.00
Comperj Poliolefinas S.A.	Brazil	100.00	100.00
Cordoba Financial Services Gmbh - CFS and its subsidiary (i)	Austria	100.00	100.00
Breitener Energética S.A. and its subsidiaries	Brazil	93.66	65.00
Cayman Cabiunas Investiment CO. (i)	Cayman Islands	100.00	100.00
Innova S.A.	Brazil	100.00	100.00
Companhia de Desenvolvimento de Plantas Utilidades S.A. - CDPU (v)	Brazil	100.00	100.00
Companhia de Recuperação Secundária S.A. - CRSEC	Brazil	100.00	100.00
Petrobras Química S.A. - Petroquisa and its subsidiaries (vi)	Brazil	-	100.00
Arembepe Energia S.A. (vii)	Brazil	100.00	30.00
Energética Camaçari Muricy S.A. (vii)	Brazil	71.60	49.00
Companhia Integrada Têxtil de Pernanbuco S.A. - CITEPE (viii)	Brazil	100.00	-
Companhia Petroquímica de Pernanbuco S.A. - SUAPE (viii)	Brazil	100.00	-
Petrobras Logística de Exploração e Produção S.A. - PB-LOG (viii) and (ix)	Brazil	100.00	-
Liquigás S.A. (viii)	Brazil	100.00	-

(i)     Foreign-Incorporated Companies with non-Brazilian Real consolidated financial statements.

(ii)    11.87% interest of 5283 Participações Ltda.

(iii)  0.09% interest of Petrobras Gás S. A. - Gaspetro.

(iv)   0.05% interest of Downstream.

(v)    20% interest of Comperj Participações S.A.

(vi)   Companies merged into Petróleo Brasileiro S.A.

(vii) Acquisition of control (Business combinations).

(viii)  Direct subsidiaries as from 2012(indirect in 2011) resulting from ownership restructuring.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

(In millions of reais, except when indicate otherwise)

Special purpose entities - SPE	Country	Main activity
Charter Development LLC – CDC (i)	USA	Exploration and Production
Companhia de Desenvolvimento e Modernização de Plantas Industriais – CDMPI	Brazil	Refining
PDET Offshore S.A.	Brazil	Exploration and Production
Nova Transportadora do Nordeste S.A. - NTN	Brazil	Logistics
Nova Transportadora do Sudeste S.A. - NTS	Brazil	Logistics
Fundo de Investimento em Direitos Creditórios Não-padronizados do Sistema Petrobras	Brazil	Corporate

(i) Foreign-Incorporated Companies with non-Brazilian Real consolidated financial statements.

The consolidation procedures involve combining assets, liabilities, income and expenses, according to their nature and eliminating all intragroup balances and transactions, including unrealized profits arising from intragroup transactions.

3.1              Reconciliation between the parent company’s shareholders’ equity and net income with the consolidated financial

	Shareholders' equity		Net income
	2012	2011	2012	2011
Consolidated - IFRS	345,433	332,224	20,959	33,110
Non-controlling interests	(2,354)	(2,385)	223	203
Deferred expenses, net of income tax	361	636	(287)	(212)

Parent company - CPC	343,440	330,475	20,895	33,101

4       Summary of significant accounting policies

The accounting policies set out below have been consistently applied to all periods presented in these individual and consolidated financial statements.

4.1       Financial assets and liabilities

4.1.1 Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, term deposits with banks and short-term highly liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

4.1.2 Marketable securities

Marketable securities are classified on initial recognition based on the management’s business model for managing those securities as set out below:

- Trading securities - financial assets purchased and held for the purpose of resale in the short term and measured at fair value. Interest, inflation indexation charges and gains or losses arising from measurement at fair value are recognized in profit or loss;

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

(In millions of reais, except when indicate otherwise)

- Held-to-maturity securities - financial assets for which management has the ability and intent to hold until maturity. Held-to-maturity securities are initially recognized at acquisition cost  and are carried at amortized cost using the effective interest rate method. Interest and inflation indexation charges are recognized in profit or loss;

- Available-for-sale securities - non-derivative financial assets that are classified as available-for-sale or that are not classified in any other category. Available-for-sale securities are measured at fair value. Interest and inflation indexation charges are recognized in profit or loss; and gains or losses arising from measurement at fair value are recognized within other comprehensive income, in the shareholders’ equity and reclassified to profit or loss, in the periods when securities are sold.

4.1.3             Trade receivables

Trade receivables are initially measured at the fair value of the consideration to be received and, subsequently, at amortized cost using the effective interest rate method and adjusted for credit losses.

The Company recognizes a provision for impairment of trade receivables when there is evidence that some of its accounts receivable are uncollectible, due to insolvency, defaults or to a significant probability of a debtor filing for bankruptcy or bankruptcy protection.

4.1.4             Loans and financing (Debt)

Loans and financing are initially recognized at fair value less transaction costs incurred and, after initial recognition, are measured at amortized cost using the effective interest rate method.

4.1.5             Derivative financial instruments and hedge operations

Derivative financial instruments are recognized in the statement of financial position as assets or liabilities and are measured at fair value.

The gains or losses arising from measurement at fair value of derivative instruments, other than hedging relationships qualified for hedge accounting are recognized in profit or loss as a finance income (finance expense).

In hedging relationships which qualify for cash flow hedge accounting, gains or losses relating to the effective portion of the hedge are recognized within other comprehensive income, in the shareholders’ equity and reclassified to profit or loss in the periods when the hedged item affects profit or loss. The gains or losses relating to the ineffective portion are recognized in profit or loss.

4.2              Inventories

Inventories are determined by the weighted average cost method and comprise:

-       Raw material - mainly comprises crude oil and is stated at the lower of the average cost of crude oil production and imports, and their net realizable value;

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

(In millions of reais, except when indicate otherwise)

-       Products - comprise oil products and biofuels, and are stated at the lower of the average refining or purchase costs and their net realizable value;

-       Maintenance materials and supplies – comprise materials and supplies used in the operation of the Company and consumed, other than raw material, and are stated at the average purchase cost, not exceeding replacement cost.

Net realizable value is the estimated selling price of inventory in the ordinary course of business, less estimated cost of completion and estimated expenses to complete its sale.

Imports in transit are stated at the identified cost.

4.3         Investments in other companies

The Company accounts for its investments in  jointly controlled entities and associates on which the Company has significant influence over the financial and operating policy decisions by applying the equity method of accounting. In the individual financial statements, the Parent Company also accounts for its investments in subsidiaries by applying the equity method of accounting.

4.4         Business combinations and goodwill

The Company determines on a case-by-case basis whether a transaction is a business combination or an asset acquisition. Combinations of entities under common control are not accounted for as business combinations.

Assets acquired and liabilities assumed on a business combination are accounted for by applying the acquisition method, based on which assets and liabilities are measured at their acquisition-date fair values.

The excess of the acquisition cost over the acquisition-date fair value of the net assets acquired (the net of the amounts of the identifiable assets acquired and the liabilities assumed) is recognized as goodwill in intangible assets. In the case of a bargain purchase, a gain is recognized in profit or loss when the acquisition cost is lower than the acquisition-date fair value of the net assets acquired.

Changes in ownership interest in subsidiaries that do not result in loss of control of the subsidiary are equity transactions. Any excess of the amounts paid/received over the carrying value of the ownership interest acquired/disposed is recognized in shareholders’ equity as an additional paid in capital.

Goodwill arising from investments in associates and jointly controlled entities without change of control is accounted for as part of these investments. It is measured by the excess of the consideration transferred over the Company’s interest in net assets’ fair value.

4.5              Oil and Gas exploration and development expenditures

The costs incurred in connection with the exploration, appraisal, development and production of oil and gas are accounted for using the successful efforts method of accounting, as set out below:

- Costs related to geological and geophysical activities are expensed when incurred.

- Amounts paid for obtaining concessions for exploration of oil and natural gas (capitalized acquisition costs) are initially capitalized.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

(In millions of reais, except when indicate otherwise)

- Costs directly associated with exploratory wells pending determination of proved reserves are capitalized within property, plant and equipment. Exploratory wells that have found oil and gas reserves, but those reserves cannot be classified as proved, continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and progress on assessing the reserves and the economic and operating viability of the project is under way. An internal commission of technical executives of Petrobras reviews these conditions monthly for each well, by analysis of geoscience and engineering data, existing economic conditions, operating methods and government regulations.

- Costs related to exploratory wells drilled in areas of unproved reserves are expensed when determined to be dry or non-economical (did not encounter potentially economic oil and gas quantities).

- Costs related to the construction, installation and completion of infrastructure facilities, such as platforms, pipelines, drilling of development wells and other related costs incurred in connection with the development of proved reserve areas and successful exploratory wells are capitalized within property, plant and equipment and depreciated from the commencement of production as described below.

4.6              Property, plant and equipment

Property, plant and equipment are measured at the cost to acquire or construct, including all costs necessary to bring the asset to working condition for its intended use, adjusted during hyperinflationary periods, as well as by the present value of the estimated cost of dismantling and removing the asset and restoring the site and reduced by accumulated depreciation and impairment losses.

Rights over tangible assets to be used in the normal course of business, arising from transactions which transfer substantially all the risks and rewards incidental to ownership of the asset (finance leases) are initially recognized at the lower of the fair value of the assets or the present value of the minimum payments of the contract. Capitalized lease assets are depreciated on a systematic basis consistent with the depreciation policy the Company adopts for property, plant and equipment that are owned. Where there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, capitalized lease assets are depreciated over the shorter of the lease term or the estimated useful life of the asset.

Expenditures on major maintenance of industrial units and vessels are capitalized if the recognition criteria are met. These comprise the cost of replacement assets or parts of assets, equipment assembly services,  as well as other related costs. Such maintenance occurs, on average, every four years and the respective expenses are depreciated as production costs through the date of the beginning of the following stoppage.

Borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalized as part of the costs of these assets. Borrowing costs of funds borrowed generally are capitalized based on the Company’s weighted average of the cost of borrowings outstanding applied over the balance of assets under construction. Borrowing costs are amortized during the useful life or by applying the unit-of-production method to the related assets.

Depreciation, depletion and amortization of proved oil and gas producing properties are accounted for pursuant to the unit-of-production method applied to the depreciable amount of the asset as set out as follows: i) Depreciation (amortization) of oil and gas producing properties, including related equipment and facilities is computed based on a unit-of-production basis over the proved developed oil and gas reserves, applied on a field by field basis; ii) the straight-line method is used for other assets, such as assets with a useful life shorter than the life of the field or related to fields with different development stages. iii) Amortization of amounts paid for obtaining concessions for exploration of oil and natural gas of producing properties, such as signature bonus (capitalized acquisition costs) is recognized using the unit-of- production method, computed based on the units of production over the total proved oil and gas reserves, applied on a field by field basis.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

(In millions of reais, except when indicate otherwise)

Estimates of reserves, prepared in manner consistent with U.S. Securities and Exchange Commission (SEC) definitions by the Company’s technicians, are reviewed at least annually and on interim basis if material changes occur (for depreciation, depletion and amortization purposes).

Except for land (which is not depreciated), other property, plant and equipment are depreciated on a straight line basis. See note 11 for further information about the estimated useful life by class of assets.

4.7     Intangible assets

Intangible assets are measured at the acquisition cost, less accumulated amortization and impairment losses and comprise rights and concessions, including the signature bonus paid for obtaining concessions for exploration of oil and natural gas (capitalized acquisition costs) and the Onerous Assignment Agreement, referring to the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (“Cessão Onerosa”); public service concessions; trademarks; patents; software and goodwill. In the individual financial statements, goodwill arising from investments in subsidiaries, associates and jointly controlled entities is accounted for as part of these investments.

Signature bonuses paid for obtaining concessions for exploration of oil and natural gas and amounts related to the Onerous Assignment Agreement are initially capitalized within intangible assets and are transferred to property, plant and equipment upon recognition of proved reserves.

Signature bonuses and amounts related to the Onerous Assignment Agreement are not amortized until they are transferred to property, plant and equipment. Intangible assets with a finite useful life, other than amounts paid for obtaining concessions for exploration of oil and natural gas of producing properties, are amortized over the useful life of the asset on a straight-line basis.

Internally generated intangible assets other than development costs meeting recognition criteria are not capitalized and are expensed as incurred.

Intangible assets with an indefinite useful life are not amortized but are tested annually for impairment considering individual assets or cash-generating units. Their useful lives are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment for those assets. If they do not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

4.8       Deferred Assets

The balance of deferred assets as of December 31, 2008 is presented in the individual statement of financial positions for the parent company and will be amortized in up to 10 years, subject to impairment testing in accordance with Law 11,941/09.

4.9              Impairment

Property, plant and equipment and intangible assets with definite useful lives and deferred assets are tested for impairment when there is an indication that the carrying amount may not be recoverable. Assets related to exploration and development of oil and gas and assets that have indefinite useful lives, such as goodwill acquired in business combinations are tested for impairment annually, irrespective of whether there is any indication of impairment.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

(In millions of reais, except when indicate otherwise)

The impairment test comprises a comparison of the carrying amount of an individual asset or a cash-generating unit with its recoverable amount. Whether the recoverable amount of the unit is less than the carrying amount of the unit, an impairment loss is recognized to reduce the carrying amount to the recoverable amount. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs of disposal and its value in use. Considering the specificity of the Company’s assets, value in use is generally used by the Company for impairment testing purposes, except when specifically indicated.

Value in use is estimated based on the present value of the risk-adjusted (for specific risks) future cash flows expected to arise from the continuing use of an asset or cash-generating unit (based on assumptions that represent the Company’s best estimates), discounted at a pre-tax discount rate. This rate is obtained from the Company’s weighted average cost of capital post-tax (WACC). Cash flow projections are mainly based on the following assumptions: prices based on the Company’s most recent strategic plan; production curves associated with existing projects in the Company's portfolio, operating costs reflecting current market conditions, and investments required for carrying out the projects.

For the impairment test, assets are grouped at the smallest identifiable group that generates largely independent cash inflows from other assets or group of assets (the cash-generating unit). Assets related to exploration and development of oil and gas are tested annually for impairment on a field by field basis.

Reversal of previously recognized impairment losses is permitted for assets other than goodwill.

4.10          Leases

Leases in which the Company has substantially all the risks and rewards incidental to ownership are recognized as finance lease liabilities. When the Company is the lessor the finance lease is recognized as a receivable.

If a lease does not transfer all the risks and rewards, it is classified as an operating lease. Operating leases are recognized as expenses on a straight-line basis over the period of the lease.

4.11          Decommissioning costs

Decommissioning costs are future obligations to perform environmental restoration, dismantle and remove a facility as it terminates operations due to the exhaustion of the area or to economic conditions. Costs related to the abandonment and dismantling of areas are recognized as part of the cost of an asset (associated with the obligation) based on the present value of the expected future cash outflows, discounted at a risk-free credit adjusted rate when a future obligation exists and can be reliably measured. A corresponding provision is recognized as a liability. Unwinding of the discount is recognized as a financial expense, when incurred. The asset is depreciated similarly to other assets, based on the class of the asset.

Future decommissioning costs for oil and natural gas producing properties are recognized on a field by field basis, when a field is declared to be commercial and are revised annually. Decommissioning costs related to proved developed oil and gas reserves are depreciated by applying the unit-of-production method, computed based on a unit-of-production basis over the proved developed oil and gas reserves, applied on a field by field basis.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

(In millions of reais, except when indicate otherwise)

4.12          Income tax (IR) and social contribution on profits (CSLL)

Income tax expense for the period comprises current and deferred tax. The Company has adopted the Transition Tax Regime in Brazil (RTT) in accordance with Law 11,941/09 and therefore the taxable profit is computed based on the criteria of Law 6,404/76 before the amendments introduced by Law 11,638/07. Temporary differences arising from the Transition Tax Regime were recognized as deferred income taxes and liabilities.

Taxable profit differs from accounting profit due to certain adjustments required by tax regulations. Temporary differences are differences between the tax base of an asset or liability and its carrying amount. Deferred income tax assets and liabilities are recognized for temporary tax differences, available tax losses and tax credits. Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

4.13          Employee benefits (Post-Employment)

Actuarial commitments related to post-employment benefit plans and health-care plans are recognized as liabilities in the statement of financial position based on actuarial calculations which are revised annually by an independent actuary, using the projected unit credit method, net of the fair value of plan assets, when applicable, out of which the obligations are to be directly settled. The increases in the present value of the obligation resulting from employee service in the current period are recognized in profit or loss.

Under the projected credit unit method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to determine the final obligation.

Actuarial gains and losses arising from changes in actuarial assumptions and experience adjustments are recognized over the expected average remaining working lives of the employees participating in each plan, in accordance with the corridor method.

Actuarial assumptions related to the variables that will determine the ultimate cost of providing post-retirement benefits include biological and economic assumptions, medical costs estimates, as well as historical data related to expenses incurred and employee contributions.

The Company also contributes amounts to defined contribution plans, that are expensed when incurred and are computed based on a percentage over salaries.

4.14          Share Capital and Stockholders’ Compensation

Share capital comprises common shares and preferred shares. Incremental costs directly attributable to the issue of new shares or options are classified as additional paid in capital and shown (net of tax) in shareholders’ equity as a deduction from the proceeds.

Preferred shares have priority on returns of capital and dividends, which are based on the higher amount of 3% over the net book value of shareholders equity for preferred shares, or 5% of the share capital for preferred shares. Preferred shares do not grant any voting rights; are non-convertible into common shares and participate under the same terms as common shares, in capital increases resulting from the capitalization of reserves and profits.

Dividend distribution comprises dividends and interest on capital determined in accordance with the limits defined in the Company’s bylaws.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

(In millions of reais, except when indicate otherwise)

Interest on capital is a form of dividend distribution which is deductible for tax purposes in Brazil.  Tax benefits from the deduction of interest on capital are recognized in profit or loss.

4.15          Government grants

A government grant is recognized when there is reasonable assurance that the grant will be received and the Company will comply with the conditions attached to the grant.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes the related costs which they are intended to compensate as expenses. Government grants related to assets are initially recognized as deferred income and thereafter are transferred to profit or loss over the useful life of the asset on a straight-line basis.

4.16     Recognition of revenue, costs and expenses

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue and the costs incurred or to be incurred in the transaction can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable for products sold and services provided in the normal course of business, net of returns, discounts and sales taxes.

Revenue from the sale of crude oil and oil products, petrochemical products, natural gas, biofuels and other related products are recognized when the Company retains neither continuing managerial involvement nor effective control over the products sold and the significant risks and rewards of ownership have been transferred to the customer, which is usually when legal title passes to the customer, pursuant to the terms of the sales contract. Sales revenues from freight and other services provided are recognized based on the stage of completion of the transaction.

Finance income and expense mainly comprise interest income on financial investments and government bonds, interest expense on debt, gains and losses on marketable securities measured at fair value, as well as net exchange and inflation indexation charges. Finance expense does not include borrowing costs directly attributable to the construction of assets that necessarily take a substantial period of time to become operational, which are capitalized as part of the costs of these assets.

Revenue, costs and expenses are recognized on the accrual basis.

4.17     New standards and interpretations

New standards and amendments to standards and interpretations issued by the International Accounting Standards Board (IASB) effective for annual periods beginning on January 1, 2012, none of which had a significant effect on the consolidated financial statements for 2012, are set out below:

Amendments to IFRS 7: “Disclosures: Transfers of Financial Assets”.

Amendments to IAS 12 – “Deferred Tax Recovery of Underlying Assets”. It establishes criteria for calculating the tax base of an asset.

A number of new standards and amendments to standards and interpretations issued by the International Accounting Standards Board (IASB) are effective for annual periods beginning after January 1, 2012 as set out below. They have not been applied in preparing these consolidated financial statements at December 31, 2012.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

(In millions of reais, except when indicate otherwise)

Standards	Brief description	Effective Date (*)
Amendment to IAS 1

‘Financial statement presentation’, regarding other comprehensive income

Requires for entities to group items presented in ‘other comprehensive income’ (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

January 1, 2013
Amendments to IAS 19

“Employee Benefits ”

Eliminates the corridor method for recognizing actuarial gains or losses, and require the calculation of finance costs on a net funding basis.
Simplifies the presentation of changes in assets and liabilities of defined benefit plans and expands the disclosure requirements.

January 1, 2013
IFRS 10

"Consolidated Financial Statements"

Defines principles and requirements for the preparation and presentation of consolidated financial statements when an entity controls one or more other entities.
Establishes the concept of control as the basis for consolidation and sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee.

January 1, 2013
IFRS 11

“Joint Arrangements”

Establishes principles for disclosure of financial statements of entities that are parties of joint agreements. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses.
Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed.

January 1, 2013
IFRS 12

“Disclosure of Interests in Other Entities”

Consolidates all the requirements of disclosures that an entity should carry out when participating in one or more entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

January 1, 2013
IFRS 13

“Fair Value Measurement”

Provides a precise definition of fair value , explains how to calculate it (one single source of measurement )and determines what must be disclosed.
The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards.

January 1, 2013
Amendments to IFRS 7	Disclosures – Offesetting Financial Assets and Financial Liabilities Establishes disclosure requirements for compensation agreements of financial assets and liabilities.	January 1, 2013
IAS 27 (revised 2011)	“Separate financial statements" Includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10.	January 1, 2013
IAS 28 (revised 2011)	"Associates and joint ventures" Includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.	January 1, 2013
IFRS 9

"Financial instruments" and Amendments

IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset.
The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. The Amendment postpones the date of enforcement from 2013 to 2015 . Also eliminates the requirement for republication of comparative information and requires additional disclosures about the transition to IFRS 9.

January 1, 2015

(*) Effective for annual periods beginning on or after these dates.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

(In millions of reais, except when indicate otherwise)

The estimated impact that initial application of Amendments to IAS 19 is expected to have, due to the elimination of the corridor method (which allowed companies to defer actuarial gains and losses) is an increase of R$ 21.1 billion in our net actuarial liability, as well as a corresponding increase of R$ 6.1 billion in our deferred tax assets and a decrease of R$ 15 billion in the shareholders' equity of the Company.

None of the other amendments and new standards listed above is expected to have a significant effect on the consolidated financial statements.

5          Cash and cash equivalents

	Consolidated		Parent company
	2012	2011	2012	2011
Cash at bank and in hand	2,024	3,731	66	672
Short-term financial investments
- In Brazil
Mutual funds - Interbank Deposit	16,589	10,301	15,570	9,210
Other investment funds	856	4,275	498	2,623
	17,445	14,576	16,068	11,833
- Abroad	8,159	17,440	1,259	6,353
Total financial investments	25,604	32,016	17,327	18,186
Total cash and cash equivalents	27,628	35,747	17,393	18,858

Short-term financial investments in Brazil comprise mutual funds mainly composed by Brazilian Federal Government Bonds. In the Parent Company they also include investments in receivables investment funds (FIDC) of the Petrobras group.

Short-term financial investments abroad comprise time deposits that have maturities of three months or less and other short-term fixed income instruments from highly-ranked financial institutions.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

(In millions of reais, except when indicate otherwise)

6          Marketable securities

	Consolidated		Parent company
	2012	2011	2012	2011
Trading securities	20,888	16,785	20,888	16,785
Available-for-sale securties	488	5,479	191	5,210
Held-to-maturity securities	299	291	2,588	6,849
	21,675	22,555	23,667	28,844
Current	21,316	16,808	23,379	23,625
Non-current	359	5,747	288	5,219

Trading and available-for-sale securities refer mainly to investments in government Treasury notes that have maturities of more than 90 days. The current asset classification reflects the expectation of their realization in the short term.

Available-for-sale securities include Brazilian Government Treasury Notes previously pledged as collateral to Petros (Note 20.1).

Held-to-maturity securities of the Parent Company include investments in the non-standardized receivables investment fund (FIDC-NP) in the amount of R$ 2,370 at December 31, 2012 and are presented in current assets.

7                   Trade receivables

7.1              Trade receivables, net

	Consolidated		Parent company
	2012	2011	2012		2011

Trade receivables
Third parties	22,040	19,348	5,233		3,207
Related parties (Note 17)
Subsidiaries, jointly controlled entities and associates	1,593	1,549	16,077	#	26,146
Receivables from the electricity sector	3,958	3,672	911	#	1,099
Petroleum and alcohol accounts - STN (*)	835	832	835		832
Other receivables	6,297	5,545	3,376	#	3,029
	34,723	30,946	26,432	#	34,313
Provision for impairment of trade receivables	(2,967)	(2,790)	(412)	#	(402)
	31,756	28,156	26,020	#	33,911
Current	22,681	22,053	17,374	#	21,068
Non-current	9,075	6,103	8,646	#	12,843

(*)  Secretaria do Tesouro Nacional - National Treasury Secretariat.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

(In millions of reais, except when indicate otherwise)

7.2              Changes in the provision for impairment of trade receivables

	Consolidated		Parent company
	2012	2011	2012	2011
Opening balance	2,790	2,681	402	466
Additions (*)	587	586	287	238
Write-offs / Reversals (*)	(410)	(477)	(277)	(302)
Closing balance	2,967	2,790	412	402

Current	1,746	1,685	412	402
Non-current	1,221	1,105	-	-

(*)                   It includes exchange differences arising from translation of the provision for impairment of trade receivables in companies abroad.

7.3              Trade and other receivables overdue (Third parties)

	Consolidated		Parent company
	2012	2011	2012	2011
Up to 3 months	1,572	1,411	1,070	800
From 3 to 6 months	319	215	171	82
From 6 to 12 months	370	264	210	64
More than 12 months	3,243	2,982	475	447
	5,504	4,872	1,926	1,393

8                    Inventories

	Consolidated		Parent company
	2012	2011	2012	2011
Products:
Oil products (*)	12,016	9,166	10,216	7,550
Fuel Alcohol (*)	330	782	155	289
	12,346	9,948	10,371	7,839

Raw materials, mainly crude oil (*)	13,184	14,847	11,200	11,718
Maintenance materials and supplies (*)	3,846	3,369	3,386	2,911
Others	452	367	23	33
	29,828	28,531	24,980	22,501
Current	29,736	28,447	24,908	22,434
Non-current	92	84	72	67

(*) It includes imports in transit.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

(In millions of reais, except when indicate otherwise)

9                   Mergers, split-offs and other information about investments

Merger of Petroquisa and split-off of BRK

On January 27, 2012, the Extraordinary General Meeting of Petrobras approved the merger of Petrobras Química S.A. (Petroquisa) into Petrobras, the partial split-off of BRK Investimentos Petroquímicos S.A. (BRK) and the merger of the split-off portion into Petrobras, without capital increase.

Signing of settlement agreement – Pasadena Refinery

On June 29, 2012, the Company entered into an out-of-court settlement to terminate all existing lawsuits between its subsidiaries and Belgium’s Transcor/Astra Group, which controls Astra Oil Trading NV (Astra), including those related to the arbitration process which, in April 2009, recognized the exercise of Astra’s put option for its stake (50%) in Pasadena Refining System Inc and PRSI Trading Company to Petrobras America S.A. - PAI.

The amount of US$ 70 (R$ 140) was recognized in profit or loss in the second quarter of 2012, and the remaining portion had been recognized in prior periods. The total determined in the agreement was US$ 820.5. After the execution of the settlement agreement and the payment of the respective amount (paid when the agreement was signed), both parties gave full and general release of all issues under dispute between them.

Fair Value Appraisal of  GBD

The appraisal of the fair value of the assets acquired and the liabilities assumed from the subsidiary Gás Brasiliano Distribuidora S.A. – GBD was concluded in June 2012. Petrobras Gás S.A. - Gaspetro acquired 100% of GBD’s shares in 2011. This appraisal resulted in a purchase price allocation of the total amount of R$ 444 (equivalent to US$ 280 million) to intangible assets of R$ 332 and other assets and liabilities, net of R$ 112. Therefore, no goodwill was recognized.

Petrobras Logística de Exploração e Produção S.A. - PBLOG

On July 31, 2012, Alberto Pasqualini S.A. - REFAP was renamed Empresa de Logística de E&P S.A., after transferring its refining assets to Petrobras, with the objective of providing logistics services to oil and gas exploration and production operations in Brazil. The shareholders’ equity of the company (that has not yet started to operate) was not affected by the transfer of assets. On November 1, 2012  Empresa de Logística de E&P S.A was renamed Petrobras Logística de Exploração e Produção S.A. - PB-LOG.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

(In millions of reais, except when indicate otherwise)

10               Investments

10.1     Information about subsidiaries, jointly controlled entities and associates

			Thousands of shares
	% Petrobras' ownership	Subscribed capital at December 31, 2012	Common shares		Preferred shares	Shareholders’ equity (deficit)	Net income (loss) for the year
Subsidiaries
Petrobras Netherlands B.V. - PNBV	100.00%	10,457	41,870	-	-	21,044	5,057
Refinaria Abreu e Lima S.A.	100.00%	11,014	11,013,815	-	-	10,567	(555)
Petrobras Distribuidora S.A. - BR	100.00%	4,182	34,777,774	-	-	10,358	1,891
Petrobras Gás S.A. - Gaspetro	99.99%	6,865	3,180	-	794	10,322	1,539
Petrobras Transporte S.A. - Transpetro	100.00%	2,946	2,946,300	-	-	3,906	720
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	100.00%	3,162	2,388,987	-	-	3,435	8
Petrobras International Finance Company - PifCo	100.00%	531	300,050	-	-	(2,569)	(1,013)
Petrobras Biocombustível S.A.	100.00%	2,586	258,550	-	-	1,916	(217)
Companhia Integrada Têxtil de Pernambuco S.A. - Citepe	100.00%	2,127	2,127,229	-	-	1,801	11
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP	100.00%	827	916,976	-	-	1,503	39
Companhia Petroquímica de Pernambuco S.A. - PetroquímicaSuape	100.00%	1,792	1,791,520	-	-	1,404	(83)
Petrobras International Braspetro - PIB BV	88.12%	6	2,837	-	-	969	557
Liquigás Distribuidora S.A.	100.00%	581	8,145	-	-	848	1
Termomacaé Ltda.	99.99%	634	634,015	(*)	-	796	189
Comperj Poliolefinas S.A.	100.00%	651	65,108	-	-	651	-
Breitener Energética S.A.	93.66%	592	484,490	-	-	508	30
INNOVA S.A.	100.00%	307	57,600	-	5,748	431	68
Termoceará Ltda.	100.00%	275	275,226	(*)	-	343	64
Petrobras Comercializadora de Energia Ltda. - PBEN	99.91%	217	216,852	(*)	-	257	25
Arembepe Energia S.A.	100.00%	276	186,290,218	-	-	227	35
Baixada Santista Energia S.A.	100.00%	297	297,136	-	-	217	(24)
Sociedade Fluminense de Energia Ltda. - SFE	99.99%	56	55,556	(*)	-	153	117
Termomacaé Comercializadora de Energia Ltda	100.00%	78	77,599	(*)	-	147	87
5283 Participações Ltda.	100.00%	1,423	1,422,603	(*)	-	115	66
Energética Camaçari Muriçy I Ltda.	71.60%	98	120,835	-	-	101	47
Comperj Estirênicos S.A.	100.00%	87	8,739	-	-	87	-
Fundo de Investimento Imobiliário RB Logística - FII	99.00%	1	117,127	(*)	-	(82)	(93)
Comperj MEG S.A.	100.00%	77	7,696	-	-	77	-
Termobahia S.A.	98.85%	312	52	-	-	61	20
Cordoba Financial Services GmbH	100.00%	5	1	(**)	-	46	(1)
Cayman Cabiunas Investment Co.	100.00%	-	100	(**)	25,500	43	21
Petrobras Negócios Eletrônicos S.A. - E-Petro	99.95%	21	21,000	-	-	28	1
Companhia de Desenvolvimento de Plantas Utilidades S.A. - CDPU	80.00%	25	25,001	-	-	24	-
Braspetro Oil Services Company - Brasoil	100.00%	351	106,210	-	-	(14)	(244)
Companhia de Recuperação Secundária S.A. - CRSEC	100.00%	-	43,456	-	-	9	-
Comperj Participações S.A.	100.00%	22	2,150	-	-	(2)	(14)
Downstream Participações Ltda.	99.99%	1	1,412	(*)	-	(1)	25
Braspetro Oil Company - BOC	100.00%	-	1	(**)	-	-	-

Jointly controlled entities
UTE Norte Fluminense S.A.	10.00%	481	481,432	-	-	935	131
Termoaçu S.A.	76.87%	700	699,737	-	-	740	19
Fábrica Carioca de Catalizadores S.A. - FCC	50.00%	120	502,145	-	-	282	55
Logum Logística S.A.	20.00%	300	430,556	-	-	212	(52)
Brasil PCH S.A.	49.00%	109	94,188	-	14,844	166	48
Cia Energética Manauara S.A.	40.00%	50	45,000	-	-	155	18
Ibiritermo S.A.	50.00%	8	7,652	-	-	112	42
Petrocoque S.A. Indústria e Comércio	50.00%	50	30,222	-	-	106	18
Brasympe Energia S.A.	20.00%	26	260,000	-	-	79	3
Participações em Complexos Bioenergéticos S.A. - PCBIOS	50.00%	63	62,850	-	-	62	-
Refinaria de Petróleo Riograndense S.A.	33.20%	32	5,158	-	15,296	57	12
METANOR S.A. - Metanol do Nordeste	34.54%	67	98,693	-	197,386	45	(7)
Companhia de Coque Calcinado de Petróleo S.A. - COQUEPAR	45.00%	62	62,056	-	-	45	(2)
Eólica Mangue Seco 4 - Geradora e Comercializadora de Energia Elétrica S.A.	49.00%	40	39,918	-	-	42	1
Brentech Energia S.A.	30.00%	30	25,901	-	-	40	13
Eólica Mangue Seco 3 - Geradora e Comercializadora de Energia Elétrica S.A.	49.00%	39	38,911	-	-	38	(2)
Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A.	51.00%	35	35,353	-	-	35	(3)
Eólica Mangue Seco 1 - Geradora e Comercializadora de Energia Elétrica S.A.	49.00%	35	35,433	-	-	34	(1)
GNL do Nordeste Ltda.	50.00%	-	7,507	(*)	-	-	-

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

(In millions of reais, except when indicate otherwise)

			Thousands of shares
	% Petrobras' ownership	Subscribed capital at December 31, 2012	Common shares		Preferred shares	Shareholders’ equity (deficit)		Net income (loss) for the year
Associates
Braskem S.A.	36.20%	8,043	451,669		345,597	8,295	(***)	(972)	(***)
Fundo de Investimento em Participações de Sondas	5.00%	1,916	95,784	(*)	-	1,920		7
Sete Brasil Participações S.A.	5.00%	2,021	101,050		-	1,872		(51)
UEG Araucária Ltda.	20.00%	707	707,440	(*)	-	666		28
Deten Química S.A.	27.88%	213	99,327,769		-	313		54
Energética SUAPE II	20.00%	140	139,977		-	148		36
Termoelétrica Potiguar S.A. - TEP	20.00%	37	11,259		-	84		(9)
Companhia Energética Potiguar S.A.	20.00%	9	1		-	64		56
Nitroclor Ltda.	38.80%	10	10,330	(*)	-	1		-
Bioenergética Britarumã S.A.	30.00%	-	110		-	-		-

(*)Quota
(**) Lot of one share
(***) As of 09/30/12 – Date from latest financial reports available to the market.

10.2 Changes in the Investments (Parent Company)

	Balance at 12/31/2011	Acquisition and paying in of capital	Additional paid in capital	Corporate restructuring /share capital decrease	Equity accounting	Other comprehensive income	Dividends	Balance at 12/31/2012

Subsidiaries
PNBV	13,740	27	48	-	5,161	1,536	-	20,512
Refinaria Abreu e Lima	2,997	8,125	-	-	(555)	-	-	10,567
Petrobras Distribuidora	9,960	-	-	(971)	1,891	32	(688)	10,224
Gaspetro	10,574	262	36	(12)	1,539	-	(2,077)	10,322
Transpetro	3,146	359	-	-	669	17	(424)	3,767
PB Log	-	-	-	3,421	22	-	(8)	3,435
PBIO	1,477	683	(22)	-	(217)	(5)	-	1,916
Citepe	-	1,180	-	610	11	-	-	1,801
CLEP	1,473	-	-	-	39	-	(10)	1,502
PetroquímicaSuape	-	829	-	658	(83)	-	-	1,404
PIBBV	400	-	88	-	491	(126)	-	853
Liquigás	-	-	-	858	1	-	(11)	848
Termomacaé Ltda	743	-	-	-	189	-	(137)	795
COMPERJ Poliolefinas	651	-	-	-	-	-	-	651
Breitener	30	433	(4)	-	17	-	-	476
INNOVA	377	-	-	-	68	-	(14)	431
Termoceará	319	-	-	-	64	-	(40)	343
PBEN	270	-	-	-	25	-	(38)	257
Arembepe	-	186	-	-	37	-	-	223
Baixada Santista	241	-	-	-	(24)	-	-	217
Petroquisa	4,516	-	-	(4,516)	-	-	-	-
Downstream	1,124	2,300	-	(3,459)	35	-	-	-
Other subsidiaries	591	24	29	-	347	(8)	(123)	860

Jointly controlled entities	1,051	4	-	207	114	-	(89)	1,287

Associates	1,643	185	(5)	2,139	(231)	24	(190)	3,565
	55,323	14,597	170	(1,065)	9,610	1,470	(3,849)	76,256

							2012	2011

			Subsidiaries, jointly controlled entities and associates				76,256	55,323
			Goodwill				3,180	3,056
			Unrealized profits - Parent company				(1,143)	(1,340)
			Other investments				195	200
			Total investments				78,488	57,239

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

(In millions of reais, except when indicate otherwise)

10.3 Investments (Consolidated)

	2012	2011
Associates and jointly controlled entities
Petrochemical investments	5,837	6,226
Gas distributors	1,134	1,056
Guarani S.A.	985	847
Termoaçu S.A.	546	538
Petroritupano - Orielo	476	458
Nova Fronteira Bionergia S.A.	414	434
Petrowayu - La Concepción	394	330
Distrilec S.A.	84	216
Petrokariña - Mata	154	195
UEG Araucária	131	128
Transierra S.A.	142	122
Other associates and jointly controlled entities	1,936	1,468

	12,233	12,018

Other investments	244	230
	12,477	12,248

10.4 Investments in listed companies

				Quoted stock
				exchange prices
	Thousand-share lot			(R$ per share)		Market value
Company	2012	2011	Type	2012	2011	2012	2011

Subsidiaries
Petrobras Argentina (*)	1,356,792	678,396	Common	1.41	2.70	1,913	1,832
						1,913	1,832

Associates
Braskem	212,427	212,427	Common	9.60	11.78	2,039	2,502
Braskem	75,793	75,793	Preferred - A	12.80	12.80	970	970
						3,009	3,472

(*) On September 26, 2012 Petrobras Argentina S.A. increased share capital through the capitalization of profit reserves, as approved by an Extraordinary General Meeting held along with the Annual General Meeting on March 29, 2012. This capitalization was carried out by the issuance of 1,009,618,410 new class B common shares. This transaction did not affect the Company's shareholders' equity.

The market value of these shares does not necessarily reflect the realizable value of a large block of shares.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

10.5     Summarized information on jointly controlled entities and associates

The Company invests in jointly controlled entities and associates in Brazil and abroad, whose activities are related to petrochemical companies, gas distributors, biofuels, thermoelectric power stations, refineries and other activities. Summarized accounting information is set out below:

	2012
	Jointly controlled entities		Associates
	In Brazil	Abroad	In Brazil	Abroad

Current assets	4,333	1,581	14,710	5,559
Non-current assets	1,950	344	6,591	347
Property, plant and equipment, net	6,478	4,721	24,219	4,141
Other non-current assets	2,911	134	9,181	7
	15,672	6,780	54,701	10,054

Current liabilities	4,255	2,660	14,139	4,643
Non-current liabilities	3,585	1,938	22,485	1,635
Shareholders' equity	7,742	1,656	17,989	3,776
Non-controlling interest	90	526	88	-
	15,672	6,780	54,701	10,054

Sales revenues	11,247	2,419	38,071	1,250
Net Income for the year	884	118	(860)	243
Ownership interest - %	From 10% to 83%	From 22% to 50%	From 5% to 43%	From 22% to 50%

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

11               Property, plant and equipment

11.1          By class of asset

	Consolidated							Parent company
	Land, buildings and improvements	Equipment and other assets		Assets under construction (*)		Exploration and development costs (oil and gas producing properties)	Total	Total
Balance at January 1, 2011	8,756	97,174		138,578		36,229	280,737	189,912
Additions	169	2,730	#	53,690	#	3,290	59,879	42,222
Additions to decommissioning assets / review of estimates	-	-	#	-	#	2,532	2,532	2,382
Capitalized borrowing costs	-	-	#	7,325	#	-	7,325	5,788
Business combinations	-	-	#	24	#	-	24	-
Write-offs	(41)	(421)	#	(2,221)	#	(581)	(3,264)	(2,258)
Transfers	4,205	31,283	#	(40,294)	#	12,394	7,588	2,221
Depreciation, amortization and depletion	(799)	(9,769)	#	-	#	(6,660)	(17,228)	(12,376)
Impairment - recognition	-	(91)	#	(276)	#	(391)	(758)	(473)
Impairment - reversal	3	27	#	-	#	66	96	61
Cumulative translation adjustment	66	3,548	#	1,733	#	839	6,186	-
Balance at December 31, 2011	12,359	124,481	#	158,559	#	47,718	343,117	227,479
Cost	16,865	195,977	#	158,559	#	99,474	470,875	321,708
Accumulated depreciation, amortization and depletion	(4,506)	(71,496)	#	-	#	(51,756)	(127,758)	(94,229)
Balance at December 31, 2011	12,359	124,481	#	158,559	#	47,718	343,117	227,479
Additions	100	4,058	#	63,844	#	3,358	71,360	56,108
Additions to decommissioning assets / review of estimates	-	-	#	-	#	10,719	10,719	10,481
Capitalized borrowing costs	-	-	#	7,400	#	-	7,400	5,348
Business combinations	169	370	#	4	#	-	543	-
Write-offs	(11)	(119)	#	(5,232)	#	(215)	(5,577)	(5,151)
Transfers	4,946	48,679	#	(59,531)	#	13,550	7,644	879
Depreciation, amortization and depletion	(933)	(12,985)	#	-	#	(7,360)	(21,278)	(15,250)
Impairment - recognition	(42)	(366)	#	(77)	#	(307)	(792)	(294)
Impairment - reversal	-	91	#	276	#	133	500	224
Cumulative translation adjustment	96	2,763	#	1,635	#	586	5,080	-
Balance at December 31, 2012	16,684	166,972	#	166,878	#	68,182	418,716	279,824
Cost	22,140	250,630	#	166,878	#	127,408	567,056	390,436
Accumulated depreciation, amortization and depletion	(5,456)	(83,658)	#	-	#	(59,226)	(148,340)	(110,612)
Balance at December 31, 2012	16,684	166,972	#	166,878	#	68,182	418,716	279,824

Weighted average of useful life in years	25 (25 to 40)	20 (3 to 31)				Units of production method
	except land	(**)

(*) It includes oil and gas exploration and development assets.

(**) It includes assets depreciated based on the units of production method.

At December 31, 2012, consolidated and parent company property, plant and equipment include assets under finance leases of R$ 208 and R$ 10,287, respectively (R$ 178 and R$ 10,921 at December 31, 2011).

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

11.2 Estimated useful life - Consolidated

Buildings and improvements, equipment and other assets
Estimated useful life	Cost	Accumulated depreciation	Balance at 12/31/2012
5 years or less	10,953	(6,474)	4,479
6 - 10 years	41,172	(18,703)	22,469
11 - 15 years	4,033	(1,709)	2,324
16 - 20 years	69,204	(18,037)	51,167
21 - 25 years	50,961	(13,760)	37,201
25 - 30 years	48,107	(7,542)	40,565
30 years onwards	5,598	(3,229)	2,369
Units of production method	41,104	(19,660)	21,444
	271,132	(89,114)	182,018

Buildings and improvements	20,502	(5,456)	15,046
Equipment and other assets	250,630	(83,658)	166,972

11.3 Impairment of assets

Impairment

In 2012 the Company recognized impairment losses relating primarily to mature producing fields in Brazil (R$ 294) and to the review of the cash flows expected to be generated by the U.S. Pasadena Refinery operations (R$ 464).

Reversals of impairment were recognized in 2012 as the assessments revealed that impairment losses recognized in prior periods related to certain oil and gas fields in Brazil (R$ 224) and in the Suape Petrochemical Complex (R$ 276) decreased or no longer exist.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

12     Intangible assets

12.1     By class of Assets

	Consolidated					Parent company
		Software		Goodwill from expectations of future profitability
	Rights and concessions	Acquired	Developed in-house		Total	Total
Balance at December 31, 2010	78,310	320	1,361	906	80,897	77,905
Addition	678	110	336	19	1,143	411
Acquisition through business combination	-	-	-	4	4	-
Capitalized borrowing costs	-	-	36	-	36	36
Write-offs	(273)	(5)	(12)	-	(290)	(172)
Transfers	(92)	19	(36)	(4)	(113)	(72)
Amortization	(44)	(113)	(341)	-	(498)	(399)
Impairment - recognition	(2)	-	-	-	(2)	-
Cumulative translation adjustment	227	6	-	24	257	-
Balance at December 31, 2011	78,804	337	1,344	949	81,434	77,709
Cost	79,525	1,361	2,837	949	84,672	79,872
Accumulated amortization	(721)	(1,024)	(1,493)	-	(3,238)	(2,163)
Balance at December 31, 2011	78,804	337	1,344	949	81,434	77,709
Addition	179	141	286	-	606	458
Capitalized borrowing costs	-	-	30	-	30	30
Write-offs	(229)	(3)	(6)	-	(238)	(231)
Transfers	(166)	23	(198)	(28)	(369)	(257)
Amortization	(91)	(119)	(278)	-	(488)	(360)
Impairment - reversal	12	-	-	-	12	-
Cumulative translation adjustment	193	7	-	20	220	-
Balance at December 31, 2012	78,702	386	1,178	941	81,207	77,349
Cost	79,533	1,463	2,950	941	84,887	79,873
Accumulated amortization	(831)	(1,077)	(1,772)	-	(3,680)	(2,524)
Balance at December 31, 2012	78,702	386	1,178	941	81,207	77,349
Estimated useful life - years	(*)	5	5	Indefinite

(*) See note 4.7 (Intangible assets) for further information.

12.2 Concession for exploration of oil and natural gas - Onerous Assignment Agreement (“Cessão Onerosa”)

At  December 31, 2012, the Company’s intangible assets include R$74.808 related to the Onerous Assignment agreement, entered into in 2010 by Petrobras, the Federal Government (assignor) and the Agência Nacional de Petróleo, Gás Natural e  Biocombustíveis - ANP (regulator and inspector), granting the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará e Sul de Tupi), limited to the production of five billion barrels of oil equivalent in up to 40 years and renewable for a further five years upon certain conditions having been met.

The agreement establishes that at the time of the declaration of commerciality for the reserves there will be a review of volumes and prices, based on independent technical appraisal reports.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

If the review determines that the value of acquired rights are greater than initially paid, the Company may be required to pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired in the terms of the agreement. If the review determines that the value of the acquired rights are lower than initially paid by the Company, the Federal Government will reimburse the Company for the difference by delivering cash or bonds, subject to budgetary regulations.

Once the effects of the aforementioned review become probable and can be reliably measured, the Company will make the respective adjustments to the purchase prices of the rights.

The agreement also establishes a compulsory exploration program for each one of the blocks and minimum commitments related to the acquisition of goods and services from Brazilian suppliers in the exploration and development stages, which will be subject to certification by the ANP. In the event of non-compliance, the ANP may apply administrative sanctions pursuant to the terms in the agreement.

In compliance with the exploration program, in 2012 the Company concluded the drilling of four wells in the Onerous Assignment area, confirming the potential for hydrocarbon resources in the area. Petrobras will continue to develop its investment program and activities as established in the agreement.

12.3 Exploration rights returned to Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP)

Exploration areas returned to ANP in 2012, in the amount of R$ 221 (R$ 158 in 2011) are set out below.

•         Exclusive Concession Blocks (Petrobras):

Espírito Santo Basin: ES-M-466;

Santos Basin: S-M-415, S-M-675; S-M-506; S-M-1358; S-M-1482; BM-S-17;

Potiguar Basin: POT-T-515; POT-T-560; POT-T-600; POT-T-602;

Sergipe Alagoas Basin: SEAL-T-252 e SEAL-T-253;

Recôncavo Baiano Basin: REC-T-209.

•         Blocks in partnership (returned by Petrobras or by its operators):

Campos Basin: C-M-103; C-M-151;

Espírito Santo Basin: ES-T-410;

Santos Basin: S-M-330, S-M-322; S-M-508, S-M-1476; BM-S-22;

Potiguar Basin: POT-T-608; POT-T-556, POT-T-601; POT-T-564;

Potiguar Offshore Basin: BM-POT-13;

Pará-Maranhão Basin: PAMA-M-187.

12.4     Oil and Gas fields operated by Petrobras returned to ANP

No oil and gas fields were returned to ANP in 2012.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

12.5 Service concession agreement - Distribution of piped natural gas

At December 31, 2012, intangible assets include service concession agreements related to  piped natural gas distribution in Brazil, in the amount of R$ 498 maturing between 2029 and 2043, which may be extended. According to the agreements, distribution service can be provided to industrial, residential, commercial, automotive, air conditioning, transport, and other sectors.

The consideration receivable is a factor of a combination of operating costs and expenses and returns on capital invested. The rates charged for gas distribution are subject to periodic reviews by the state regulatory agency.

The agreements establish an indemnity clause for investments made in assets which are subject to return at the end of the service agreement, to be determined based on evaluations and appraisals.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

13     Exploration for and evaluation of oil and gas reserves

The exploration and evaluation activities include  the search for oil and gas from obtaining the legal rights to explore a specific area until the declaration of the technical and commercial viability of the reserves.

Movements on capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the table below:

	Consolidated
	2012	2011
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)

Property plant and equipment
Balance at January 1	18,983	12,899
Additions to capitalized costs pending determination of proved reserves	12,982	10,485
Capitalized exploratory costs charged to expense	(5,439)	(2,334)
Transfers upon recognition of proved reserves	(5,137)	(2,698)
Cumulative translation adjustment	371	630
Balance at December 31	21,760	18,983
Intangible Assets (**)	77,588	78,167
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	99,348	97,150

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the table above.

(**) The balance of intangible assets comprises mainly the amounts related to the Onerous Assignment Agreement (note 12.2).

Exploration costs recognized in profit or loss and cash used in oil and gas exploration and evaluation activities are set out in the table below:

	Consolidated
	2012	2011
Exploration costs recognized in profit or loss	-	-
Geological and geophysical expenses	1,994	1,723
Exploration expenditures written off (includes dry wells and signature bonuses)	5,628	2,504
Other exploration expenses	175	170
Total expenses	7,797	4,397

	Consolidated
	2012	2011
Cash used in activities
Operating activities	2,226	1,856
Investment activities	12,982	10,485
Total cash used	15,208	12,341

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

13.1 Aging of Capitalized Exploratory Well Costs

An aging of the number of wells and the capitalized exploratory well costs based on the drilling completion date, as well as the number of projects for which exploratory well costs have been capitalized for a period greater than one year are set out in the table below:

Aging of capitalized exploratory well costs (*)/(**)

	Consolidated
	2012	2011
Capitalized exploratory well costs that have been capitalized for a period of one year	8,621	5,939
Capitalized exploratory well costs that have been capitalized for a period greater
than one year	13,139	13,044
	21,760	18,983
Number of projects that have exploratory well costs that have been capitalized
for a period greater than one year	145	99

(*) Amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are not included.

	In thousand	Number of
	R$	wells
2011	4,523	62
2010	2,214	24
2009	2,069	34
2008	1,205	11
2007 and previous years	3,128	18
Ending balance	13,139	149

Of the amount of R$ 13,139 for 145 projects that include wells suspended for more than one year since the completion of drilling, approximately R$ 3,558 are related to wells in areas for which drilling was under way or firmly planned for the near future and approximately R$ 9,284 are related to costs incurred to assess the reserves and their potential development.

14                 Trade payables

	Consolidated		Parent company
	2012	2011	2012	2011

Current liabilities
Third parties
In Brazil	13,306	12,259	10,868	9,252
Abroad	10,430	9,159	2,994	3,016
Related parties (Note 17.1)	1,039	834	13,056	10,333
	24,775	22,252	26,918	22,601

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

15               Finance Debt

	Consolidated				Parent company
	Current liabilities		Non-current		Current liabilities		Non-current
	2012	2011	2012	2011	2012	2011	2012	2011
Abroad
Financial institutions	9,428	13,641	51,406	37,590	109	344	14,236	13,163
Bearer bonds - Notes, Global Notes and Bonds	2,514	803	63,413	39,441	1,509	-	913	2,182
Trust Certificates - Senior/Junior	-	-	-	5	-	-	-	-
Intercompany Loans (Note 17.1)	-	-	-	-	-	-	21,762	-
Prepayment of exports (Note 17.1)	-	-	-	-	4,033	-	-	-
Others	500	12	5	190	-	-	-	-
	12,442	14,456	114,824	77,226	5,651	344	36,911	15,345

In Brazil
Export Credit Notes	291	135	12,795	12,982	275	135	12,795	12,982
BNDES	1,714	1,719	44,111	37,385	361	303	16,193	10,224
Debentures	286	1,853	705	993	72	1,700	100	167
FINAME	69	79	666	731	69	79	666	731
Bank Credit Certificate	102	51	3,606	3,606	31	52	3,606	3,606
Assignmet of non-performing receivables (FIDC-NP) (Note 17.2)	-	-	-	-	9,060	9,639	-	-
Others	379	591	4,111	3,482	-	-	-	-
	2,841	4,428	65,994	59,179	9,868	11,908	33,360	27,710
	15,283	18,884	180,818	136,405	15,519	12,252	70,271	43,055

Interest expense on debt	2,081	1,648			606	514
Long-term debt due within one year (principal)	5,711	6,921			1,820	2,099
Short-term debt	7,491	10,315			13,093	9,639
	15,283	18,884			15,519	12,252

15.1  Scheduled maturity dates of non-current debt (principal and interest accrued)

	2012
	Consolidated	Parent company
2014	8,535	2,746
2015	14,560	3,317
2016	27,924	13,887
2017	19,186	7,129
2018 and thereafter	110,613	43,192
Total	180,818	70,271

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

15.2   Interest rate range for non-current debt

	Consolidated		Parent company
	2012	2011	2012	2011
Abroad
Up to 4% p.a.	65,022	41,491	14,233	14,476
From 4.01 to 6% p.a.	28,135	17,711	20,304	233
From 6.01 to 8% p.a.	20,263	15,729	2,374	636
More than 8% p.a.	1,404	2,295	-	-
	114,824	77,226	36,911	15,345

In Brazil
Up to 6% p.a.	6,916	5,383	889	465
From 6.01 to 8% p.a.	33,740	32,311	10,513	9,559
From 8.01 to 10% p.a.	24,220	3,621	21,908	1,098
More than 10% p.a.	1,118	17,864	50	16,588
	65,994	59,179	33,360	27,710
	180,818	136,405	70,271	43,055

15.3   Non-current debt by major currency

	Consolidated		Parent company
	2012	2011	2012	2011
U.S. dollar	98,714	68,012	29,166	14,451
Real	37,622	32,882	24,143	19,233
Real indexed to U.S. dollar	28,063	25,942	10,130	9,299
Euro	10,492	4,681	5,371	-
Pound Sterling	3,706	1,991	1,461	-
Japanese Yen	2,221	2,897	-	72
	180,818	136,405	70,271	43,055

The sensitivity analysis for financial instruments subject to foreign exchange variation and the fair value of the long-term debt are disclosed in notes 30 and 31, respectively.

15.4   Weighted average capitalization rate for borrowing costs

The weighted average interest rate, of the costs applicable to borrowings that are outstanding, applied over the balance of assets under construction for capitalization of borrowing costs was 4.5% p.a. in 2012 (4.6% p.a. in 2011).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

15.5   Funding

Funding requirements are mainly related to  the development of oil and gas production projects, building of vessels  and pipelines, and expansion of industrial plants.

The main long-term debt issuances in 2012 are set out below:

a)      Abroad

a) Abroad

Company	Date	Amount	Maturity	Description
PifCo	Feb/12	12,029	2015, 2017, 2021, 2041	Global notes issued in the amounts of US$ 1,250 million, US$ 1,750 million, US$ 2,750 million and US$1,250 million with 2.875% p.a., 3.500% p.a., 5.375% p.a. and 6.750% p.a. coupon, respectively.
PNBV	Apr/12 to Jun/12	3,612	2018, 2019 and 2023	Financing in the amount of US$1,879 million obtained from Morgan Stanley Bank , JP Morgan Chase, Citibank International PLC, and HSBC Bank PLC - Libor + market interest.
PNBV	Aug/12 to Sep/12	3,043	2019	Financing in the amount of US$1,500 million obtained from Export Development Canada and HSBC Holding PLC - Libor + market interest.
PGT BV	Sep/12	3,043	2017 and 2018	Financing in the amount of US$1,500 million obtained from Banco do Brasil S/A and Citibank N.A. - Libor + market interest.
PGT BV	Oct/12 and Dec/12	3,072	2017 and 2018	Financing in the amounts of US$1,000 million and US$500 million obtained from Bank of America and Standard Chartered - Libor + market interest.
PGF BV	Oct/12	5,227	2019 and 2023	Global notes issued in the amounts of € 1,300 million and € 700 million with 3.25% p.a. and 4.25% p.a. coupon, respectively.
PGF BV	Oct/12	1,472	2029	Global notes issued in the amounts of £ 450 million with 5.375% p.a. and 4.25% p.a. coupon.
		31,498

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

b)      In Brazil

Company	Date	Amount	Maturity	Description
Fundo de Investimento Imobiliário RB Logística	Jan/12	409	2023,2026 and 2028	Issuance of real state credit notes for the construction of a laboratory and an administrative building - IPCA + average spread of 5.3% p.a.
Fundo de Investimento Imobiliário FCM	May/12	514	2025 and 2032	Issuance of real state credit notes for the construction of the assets of Porto Nacional and Porto Cruzeiro do Sul projects - IPCA + 4.0933% p.a. and 4.9781%p.a.
Petrobras	Jul/12 and Sep/12	4,215	2015 and 2022

Financing obtained from BNDES to be used on the modernization of the domestic refining facilities and other infrastructure projects, as well as research and development projects and modernization and expansion of the technology park.

Petrobras	Nov/12 and Dec/12	714	2015, 2024 and 2026

Financing obtained from BNDES to be used on the modernization of the domestic refining facilities, construction of a regasification terminal for natural gas and deployment of industrial unit for the production of nitrogen fertilizers.

		5,852

15.6   Funding – outstanding balance

a)      Abroad

		Amount in US$ million
Company	Agency	Contracted	Used	Balance
PNBV	Citibank International PLC	686	549	137
PNBV	HSBC Bank PLC	1,000	173	827
Petrobras	Japan Bank for International Cooperation (JBIC)	600	-	600
Petrobras	The Bank of Tokyo-Mitsubishi UFJ, Ltd (BTMU) *	400	-	400

(*) Japan Bank for International Cooperation (JBIC) will provide partial guarantees whether the line of credit is used.

b)      In Brazil

Company	Agency	Contracted	Used	Balance
Transpetro (*)	BNDES, Banco do Brasil and Caixa Econômica Federal - CEF	10,004	1,265	8,739

Empresa de Logística de E&P	BNDES	1,109	285	824

Petrobras	BNDES	10,375	4,929	5,446

Liquigas	BNDES	114	83	31

(*)Purchase and sale agreements of 49 vessels and 20 convoys were signed with six Brazilian shipyards in the amount of R$ 11,116,  which 90% is financed by BNDES, Banco do Brasil and Caixa Econômica Federal – CEF.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

15.7   Guarantees

Petrobras is not required to provide guarantees to financial institutions. Certain BNDES loans are secured by the assets being financed.

The loans obtained by Special Purpose Entities (SPE) are guaranteed by the project assets, as well as a lien on credit rights and shares of the SPEs.

16               Leases

16.1          Future minimum lease Payments / Receipts – Finance Leases

	2012
	Consolidated		Parent company
	Minimum receipts	Minimum payments	Minimum payments

2013	385	43	2,244
2014 - 2017	1,482	177	5,126
2018 and thereafter	4,221	350	2,436
Estimated lease receipts/payments	6,088	570	9,806

Interest expense (annual)	(2,826)	(357)	(2,044)

Present value of the lease receipts / payments	3,262	213	7,762
Current	123	37	1,741
Non-current	3,139	176	6,021
At December 31, 2012	3,262	213	7,762

Current	225	82	1,922
Non-current	2,848	183	7,422
At December 31, 2011	3,073	265	9,344

16.2          Future Minimum Lease Payments - Operating leases

	2012
	Consolidated	Parent company
2013	34,174	40,218
2014 - 2017	72,162	94,257
2018 and thereafter	60,383	114,510
At December 31, 2012	166,719	248,985

At December 31, 2011	104,132	193,880

During 2012, the Company paid R$ 20,443 for consolidated operating lease installments (R$ 27,146 in the Parent company), recognized as a period expense.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

17               Related parties

17.1          Commercial transactions and other operations

Petrobras carries out commercial transactions with its subsidiaries, special purpose entities and associates at normal market prices and market conditions. At December 31, 2012 and December 31, 2011, no losses were recognized on the balance of related party accounts receivable.

17.1.1    By transaction

	Parent company
	2012
		Assets			Liabilities
	Profit or Loss	Current	Non-current	Total	Current	Non-current	Total
Profit or Loss
Revenues (mainly sales revenues)	126,195
Foreign exchange and inflation indexation charges, net	(1,957)
Financial income (expenses), net	(1,099)

Assets
Trade and other receivables		9,191	6,886	16,077
Trade and other receivables (mainly from sales)		7,755	-	7,755
Dividends receivable		1,001	-	1,001
Intercompany loans		-	4,585	4,585
Capital increase (advance)		-	1,150	1,150
Related to construction of natural gas pipelines		-	741	741
Reimbursements receivable		-	302	302
Other operations		435	108	543

Liabilities
Finance leases					(1,741)	(5,973)	(7,714)
Financing on credit operations					(1,509)	(913)	(2,422)
Intercompany loans					-	(21,762)	(21,762)
Prepayment of exports					(4,033)	-	(4,033)
Accounts payable to suppliers					(13,056)	-	(13,056)
Purchases of crude oil, oil products and others					(10,347)	-	(10,347)
Affreightment of platforms					(1,658)	-	(1,658)
Advances from clients					(856)	-	(856)
Others					(195)	-	(195)
Other operations					(139)	(82)	(221)

In 2012	123,139	9,191	6,886	16,077	(20,478)	(28,730)	(49,208)

In 2011	115,380	14,306	11,840	26,146	(12,389)	(9,837)	(22,226)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

17.1.2    By company

	Parent company
	2012
		Assets			Liabilities
	Profit or Loss	Current	Non-current	Total	Current	Non-current	Total
Subsidiaries (*)
BR Distribuidora	74,034	3,130	19	3,149	(298)	(19)	(317)
PIB-BV Holanda	20,084	1,266	4,381	5,647	(10,235)	(22,675)	(32,910)
Gaspetro	6,918	1,418	741	2,159	(1,755)	-	(1,755)
PB-LOG	2,005	204	-	204	(292)	-	(292)
Transpetro	581	306	-	306	(656)	-	(656)
Refinaria Abreu e Lima	341	228	591	819	-	-	-
Thermoelectric power plants	162	284	228	512	(99)	(706)	(805)
Breitener Energética	85	-	45	45	-	-	-
PNBV	100	13	18	31	(1,954)	-	(1,954)
Brasoil	(227)	447	6	453	(10)	-	(10)
PIFCo	(262)	7	3	10	(2,901)	-	(2,901)
Other subsidiaries	2,865	911	715	1,626	(965)	(886)	(1,851)
	106,686	8,214	6,747	14,961	(19,165)	(24,286)	(43,451)

Special purpose entities (SPE)
Nova Transportadora do Nordeste - NTN	15	344	50	394	(280)	(661)	(941)
CDMPI	(60)	-	-	-	(289)	(1,998)	(2,287)
Nova Transportadora do Sudeste - NTS	(60)	317	3	320	(245)	(639)	(884)
PDET Off Shore	(74)	-	62	62	(310)	(1,083)	(1,393)
Other SPE's	-	-	20	20	-	-	-
	(179)	661	135	796	(1,124)	(4,381)	(5,505)

Associates
Companies from the petrochemical sector	16,617	304	-	304	(109)	(63)	(172)
Other Associates	15	12	4	16	(80)	-	(80)

	16,632	316	4	320	(189)	(63)	(252)
	123,139	9,191	6,886	16,077	(20,478)	(28,730)	(49,208)

(*) It includes its subsidiaries and jointly controlled companies.

17.1.3    Rates for intercompany loans

Intercompany loans are charged at interest rates based on market parameters and pursuant to applicable regulations, as set out below:

	Parent company
	Assets		Liabilities
	2012	2011	2012	2011
Up to 7% p.a.	4,307	9,103	(14,930)	-
Fom 7.01% to 10% p.a.	-	-	(6,832)	-
From 10.01% to 13% p.a.	1	276	-	-
More than 13% p.a.	277	529	-	-
	4,585	9,908	(21,762)	-

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

17.2          Non standardized receivables investment fund (FIDC-NP)

The Parent Company invests in the non-standardized receivables investment fund (FIDC-NP), which comprises mainly receivables and non-performing receivables arising from the operations performed by subsidiaries of the Petrobras Group.

Investments in government bonds made by the FIDC-NP are recognized as cash and cash equivalents or marketable securities, according to their expected realization terms.

Capitalized finance charges from the disposal of receivables and/or non-performing receivables are recognized as other current assets.

The assignment of receivables is recognized as other current assets, while they are not received. The assignment of non-performing receivables is recognized as current debt within current liabilities.

	Parent company
	2012	2011
Short-term financial investments	79	2,474
Marketable securities	2,370	6,840
Deferred Finance charges	86	153
Assignment of Receivables	(1,154)	(681)
Total recognized within current assets	1,381	8,786
	-	-
Assignments of non-performing receivables	(9,060)	(9,639)
Total recognized within current liabilities	(9,060)	(9,639)

	2012	2011
Finance income FIDC-NP	802	210
Finance expense FIDC-NP	(1,217)	(1,202)
Net finance income (expense)	(415)	(992)

17.3          Guarantees Granted

Petrobras guarantees certain financial operations carried out by its subsidiaries abroad.

Petrobras, based on contractual clauses that support the financial operations between the subsidiaries and third parties, guarantees the payment of debt service in the event that a subsidiary defaults on a debt.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

At December 31, 2012, the outstanding balance of financial operations carried out by these subsidiaries and guaranteed by Petrobras is set out below:

	2012								2011
Maturity date of the loans	PifCo	PNBV	TAG	Ref. Abreu e Lima	PGF	PGT	Other	Total	Total
2012	-	-	-	-	-	-	-	-	8,003
2013	3,830	3,109	-	-	-	-	-	6,939	782
2014	1,106	401	-	-	-	-	-	1,507	1,612
2015	2,554	2,438	-	-	-	-	-	4,992	2,264
2016	8,384	3,635	-	-	-	-	-	12,019	11,213
2017	4,107	2,500	-	-	-	-	613	7,220	3,468
2018 and thereafter	41,154	21,872	11,825	10,647	6,877	6,130	511	99,016	67,025
	61,135	33,955	11,825	10,647	6,877	6,130	1,124	131,693	94,367

17.4          Investment fund of subsidiaries abroad

At December 31, 2012, PGT BV had amounts invested in an investment fund abroad that held debt securities of other subsidiaries and special purpose entities of the Petrobras Group, related to the Company's projects, mainly Gasene, Malhas, CLEP and Marlim Leste (P-53), among other investments, in the amount of R$15,561 (R$ 14,527 at December 31, 2011, held by. PifCo and Brasoil).

17.5          Transactions with jointly controlled entities, associates, government entities and pension funds

The balances of significant transactions are set out in the table below:

	Consolidated
	2012		2011
	Assets	Liabilities	Assets	Liabilities

Jointly controlled entities and associates	1,593	1,220	1,549	783
Gas distributors	912	442	876	355
Braskem and its subsidiaries	311	222	163	134
Other jointly controlled entities and associates	370	556	510	294

Government entities and pension funds	49,933	71,334	42,922	68,063
Government bonds	36,959	-	26,486	-
Banco do Brasil S.A. (BB)	1,979	9,010	2,937	11,822
Judicial deposits (CEF and BB)	5,453	-	3,443	-
Receivables from the electricity sector (note 17.6)	3,958	-	3,672	-
Petroleum and alcohol account - Receivables from Federal government (note 17.7)	835	-	832	-
BNDES	7	47,868	7	40,891
Caixa Econômica Federal (CEF)	-	8,262	5,130	8,184
Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP)	-	3,957	-	3,869
Federal government - Dividends	-	977	-	1,119
Petros (Pension fund)	-	334	-	353
Others	742	926	415	1,825

	51,526	72,554	44,471	68,846

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

The classification of the transactions and their carrying amounts are set out below:

	Consolidated
	2012		2011
	Assets	Liabilities	Assets	Liabilities
Current assets	41,594		32,134
Cash and cash equivalents	17,407		12,079
Marketable securities	21,310		16,785
Trade and other receivables, net	2,802		3,136
Other current assets	75		134
			-
Non-current	9,932		12,337
Petroleum and alcohol account - Receivables from Federal government	835		832
Marketable securities	274		5,638
Judicial deposits	5,453		3,443
Other non-current assets	3,370		2,424
		-
Current liabilities		10,827		11,677
Current debt		2,959		4,726
Proposed dividends		2,445		1,848
Other current liabilities		5,423		5,103
		-		-
Non-Current Liabilities		61,727		57,169
Non-current debt		61,333		56,786
Other non-current liabilities		394		383
	51,526	72,554	44,471	68,846

17.6          Receivables from the electricity sector

At December 31, 2012, the Company had a total amount of R$3,958 (R$ 3,672 at December, 31, 2011) of receivables from the Brazilian electricity sector, of which R$ 3,351 were classified as non-current assets after negotiations held during the year..

                                                                                         .

The Company supplies fuel to thermoelectric power plants located in the northern region of Brazil, which are direct or indirect subsidiaries of Eletrobras, the Federal Government electric energy company. Part of the costs for supplying fuel to these thermoelectric power stations is borne by the Fuel Consumption Account (Conta de Consumo de Combustível - CCC), managed by Eletrobras.

The Company also supplies fuel to Independent Power Producers (Produtores Independentes de Energia - PIE), which are companies created for the purpose of generating power exclusively for Amazonas Distribuidora de Energia S.A. - AME, a direct subsidiary of Eletrobras. The payment of amounts related to the fuel supplied is borne by AME, which transfers funds to the Independent Power Producers.

The balance of these receivables at December 31, 2012 was R$ 3,520 (R$ 3,217 at December 31, 2011), of which R$ 2,966 was past due (R$ 2,655 at December 31, 2011).

The Company has been using all available resources in order to recover these receivables and, following negotiations, Petrobras received R$ 1 billion on October 1, 2012 from AME.

The Company also has electricity supply contracts with AME signed in 2005 by its subsidiary Breitener Energética S.A., which, pursuant to the terms of the agreements, are considered a financial lease of the two thermoelectric power plants. The contracts determine the power plants be returned to AME at the end of the agreement period with no residual value (20-year term). The balance of these receivables was R$ 438 (R$ 455 at December, 31, 2011), none of which was overdue.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

17.7          Petroleum and alcohol accounts - Receivables from Federal Government STN

At December 31, 2012, the balance of receivables related to the Petroleum and Alcohol accounts was R$ 835 (R$ 832 at December 31, 2011). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both options.

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Following several negotiation attempts at the administrative level, the Company decided to file a lawsuit in July 2011 related to collect the receivables.

17.8          Compensation of employees and officers

The criteria for compensation of employees and officers are established based on the current labor legislation and the Company’s policies related to Positions, Salaries and Benefits.

The compensation of employees (including those occupying managerial positions) and officers in the month of December 2012 and December 2011 were:

Amounts refer to monthly compensation in R$	Expressed in reais
	2012	2011
Compenstion per employee
Lowest compensation	2,324.30	2,024.49
Average compensation	11,701.22	10,652.30
Highest compensation	69,051.65	67,494.48

Compensation per officer of Petrobras (highest)	86,052.59	81,289.05

Petrobras’ key management compensation (which comprises salaries and other short-term benefits) during 2012 was R$ 11.5 (R$ 12.5 in 2011, referring to seven officers and nine board members). At December 31, 2012 the Company had seven officers and ten board members.

In 2012 the compensation of board members and officers for the consolidated Petrobras group amounted to R$ 56.6 (R$ 45.0 in 2011).

As established in Brazilian Federal Law 12,353/2010, the Board of Directors of Petrobras is now composed of ten members, after the employees’ representative was confirmed in the Annual General Meeting of March 19, 2012.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

18               Provision for decommissioning costs

	Consolidated		Parent company
Non-current liabilities	2012	2011	2012	2011
Opening balance	8,839	6,505	8,241	6,072
Revision of provision	10,754	2,455	10,472	2,288
Use by payment	(571)	(488)	(571)	(328)
Accrual of interest	258	210	249	209
Others	12	157	-	-
Closing balance	19,292	8,839	18,391	8,241

19               Taxes

19.1       Taxes and contributions

Current assets	Consolidated		Parent company
	2012	2011	2012	2011
Taxes in Brazil:
ICMS (VAT)	3,152	3,186	2,439	2,016
PIS/COFINS (taxation on revenues)	4,657	5,146	4,284	4,766
CIDE	47	144	46	144
Income tax	2,328	2,251	1,722	1,692
Social contribution	237	615	109	521
Other taxes	395	422	236	233

	10,816	11,764	8,836	9,372

Taxes abroad	571	1,082	-	-
	11,387	12,846	8,836	9,372

Non-current assets
Taxes in Brazil:
Deferred ICMS (VAT)	1,845	2,199	1,704	1,742
Deferred PIS and COFINS (taxation on revenues)	8,279	6,543	5,745	4,592
Others	515	452	-	-
	10,639	9,194	7,449	6,334
Taxes abroad	34	20	-	-
	10,673	9,214	7,449	6,334

Current liabilities	Consolidated		Parent company
Taxes in Brazil:	2012	2011	2012	2011

ICMS (VAT)	3,040	2,178	2,725	1,945
PIS/COFINS (taxation on revenues)	1,004	579	848	483
CIDE	34	477	34	472
Special participation / Royalties	5,363	5,142	5,363	5,142
Withholding Income tax and social contribution	1,155	831	1,059	787
Current income tax and social contribution	574	336	-	-
Other taxes	735	654	489	429
	11,905	10,197	10,518	9,258
Taxes abroad	617	772	-	-
	12,522	10,969	10,518	9,258

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

19.2          Deferred income tax and social contribution  - non-current

The nature of deferred income taxes recognized and the scheduling of the estimated timing of the reversal are set out in the tables below.

a)      Changes in deferred income tax and social contribution

	Changes in the deferred income tax and social contribution
	Consolidated										Parent Company
	Property, plant and equipment
	Exploration costs for the extraction of crude oil and natural gas	Others	Trade and other receivables / payables, loans and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on Capital	Others	Total	Total
Balance at December 31, 2010	(17,482)	(1,897)	(1,852)	(1,123)	497	711	841	754	53	(19,498)	(18,857)
Recognized in profit or loss for the year	(3,854)	(2,321)	815	(201)	150	(57)	349	133	(1,171)	(6,157)	(7,208)
Recognized in shareholders' equity	-	-	-	44	-	-	-	-	(50)	(6)	(44)
Cumulative translation adjustment	-	(100)	(6)	-	15	32	-	-	(76)	(135)	-
Others	-	186	246	(303)	(33)	(42)	-	-	554	608	(128)
Balance at December 31, 2011	(21,336)	(4,132)	(797)	(1,583)	629	644	1,190	887	(690)	(25,188)	(26,237)

Recognized in profit or loss for the year	(4,542)	(2,518)	1,927	450	131	19	(235)	1,268	(756)	(4,256)	(4,466)
Recognized in shareholders' equity	-	-	-	-	-	-	-	-	149	149	165
Cumulative translation adjustment	-	220	(6)	-	(107)	(392)	-	(9)	(455)	(749)	-
Others	(27)	73	23	(69)	54	1,996	-	-	25	2,075	2,018
Balance at December 31, 2012	(25,905)	(6,357)	1,147	(1,202)	707	2,267	955	2,146	(1,727)	(27,969)	(28,520)

								Deferred tax assets		8,042	3,171
								Deferred tax liabilities		(33,230)	(29,408)
								Balance at December 31, 2011		(25,188)	(26,237)

								Deferred tax assets		11,293	6,664
								Deferred tax liabilities		(39,262)	(35,184)
								Balance at December 31, 2012		(27,969)	(28,520)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

b)        Timing of reversal of deferred income tax and social contribution

Management considers that the deferred tax assets will be recovered as provisions are settled and future events occur, both based on estimates that have been made.

The estimated recovery / reversal dates of net deferred tax assets (liabilities) recoverable (payable) is set out in the table below:

	Deferred income tax and social contribution
	Consolidated		Parent Company
	Assets	Liabilities	Assets	Liabilities
2013	3,935	3,316	3,075	1,718
2014	948	2,638	532	2,242
2015	1,084	2,530	516	2,247
2016	1,014	2,296	520	2,097
2017	1,960	3,060	1,381	2,861
2018	338	2,482	4	2,278
2019	247	2,219	15	1,988
2020 and thereafter	1,767	20,721	621	19,753
Deferred tax credits recognized	11,293	39,262	6,664	35,184
Deferred tax credits not recognized	4,336	-	-	-
Total	15,629	39,262	6,664	35,184

At December 31, 2012, the Company had unused tax credits, for which no deferred tax assets have been recognized, in the amount of R$ 4,336 (R$ 1,563 at December 31, 2011) resulting from net operating tax losses mainly from oil and gas exploration and production activities in the United States in the amount of R$ 2,715 (R$ 1,199 at December 31, 2011), subject to a 20-year statute of limitations from the recognition of the losses based on the date the losses were recognized.

19.3   Reconciliation between tax expense and accounting profit

A numerical reconciliation between tax expense and the product of “income before income taxes” multiplied by the applicable statutory corporation tax rates is set out in the table below:

	Consolidated		Parent Company
	2012	2011	2012	2011
Income before taxes	27,753	44,351	23,326	41,568

Income tax and social contribution computed based on Brazilian Statutory Corporation Tax Rates (34%)	(9,436)	(15,079)	(7,931)	(14,133)
	-	-	-	-
Adjustments between income taxes based on Statutory Rates and on the Effective Tax Rate:
· Tax benefit from the deduction of interest on capital from income	3,172	3,548	3,018	3,548

· Results of companies abroad subject to different tax rates	640	622	-	-

· Tax incentives	110	386	6	87

· Carry-forward of tax losses	(669)	(588)	-	-

· Non-deductible expenses, net *	(1,107)	(466)	1,967	1,528

· Tax credits of companies abroad in the exploration stage	(4)	(1)	-	-

· Others	500	337	509	503
Income tax and social contribution expense	(6,794)	(11,241)	(2,431)	(8,467)

Deferred income tax and social contribution	(4,256)	(6,157)	(4,465)	(7,208)
Current income tax and social contribution	(2,538)	(5,084)	2,034	(1,259)

	(6,794)	(11,241)	(2,431)	(8,467)

Effective Tax Rate	24.5%	25.3%	10.4%	20.4%

* It includes share of profit of equity-accounted investments.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

20               Employee benefits (Post-employment)

The carrying amounts of employee benefits (post-employment) are set out below:

	Consolidated		Parent company
	2012	2011	2012	2011
Liabilities
Pension benefits	6,149	5,059	5,637	4,568
Medical benefits	14,414	13,021	13,519	12,125
	20,563	18,080	19,156	16,693

Current	1,610	1,427	1,518	1,341
Non-current	18,953	16,653	17,638	15,352

The current balance relates to an estimate of the payments to be made in the next 12 months.

20.1 Pension plans in Brazil - Defined benefit and variable contribution

Fundação Petrobras de Seguridade Social (Petros) was established by Petrobras as a nonprofit legal entity under private law with administrative and financial autonomy.

a)      Petros Plan - Fundação Petrobras de Seguridade Social

The Petros plan was established by Petrobras in July 1970 as a defined-benefit pension plan to provide post-retirement benefits for employees of the Company and its Brazilian subsidiaries in order to complement government social security benefits. The Petros Plan has been closed to new participants since September 2002.

Petros contracts with an independent actuary to perform an annual actuarial review of its costs using the capitalization method for most benefits. The employers (sponsors) make regular contributions in amounts equal to the contributions of the participants (active employees, assisted employees and retired employees), on a parity basis.

In the event an eventual deficit is determined, participants of the plan and employers (sponsors) shall cover this deficit, pursuant to Brazilian Law (Constitutional Amendment 20/1998 and Complementary Law 109/2001), on the basis of their respective proportions of regular contributions made to the plan during the year in which the deficit arose.

At December 31, 2012, the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008 comprise a balance of R$ 6,279 (R$ 6,008 in the Parent Company), including R$ 379 (R$ 362 in the Parent Company) related to interest expense due in 2013. The TCF are due in 20 years, with 6% p.a. semiannual coupon payments based on the updated balance. The carrying amount of R$ 5,974 related to crude oil and oil products pledged as security for the TFC are presented within inventories and replaced the long-term National Treasury Notes that were previously held as collateral in July 2012.

The employers' expected contributions to the plan for 2013 are R$ 919 (R$ 873 in the Parent Company).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

b)      Petros Plan 2 – Fundação Petrobras de Seguridade Social

Petros Plan 2 was established in July 2007 by the Company as a variable contribution plan recognizing past service costs for contributions for the period (from August 2002 to August 29, 2007) in which the Petros Plan was closed and the participants did not have a pension plan, or for those admitted during this period. The plan is open to new participants although there will no longer be payments relating to past service costs.

Certain elements of the Petros Plan 2 have defined benefit characteristics, primarily the coverage of disability and death risks, the guarantee of a minimum defined benefit and annuity. These actuarial commitments are treated as defined benefit components of the plan and are accounted for by applying the projected unit credit method. Contributions paid for actuarial commitments that have defined contribution characteristics are recognized in profit or loss and are intended to constitute a reserve for programmed retirement. The contributions for the portion of the plan with defined contribution characteristics were R$ 604 (R$ 490 in the Parent Company) in 2012.

The defined benefit portion of the contributions has been suspended from July 1st, 2012 to June30, 2013, as decided by the Deliberative Council of Petros, based on advice from by the actuarial consultants from Fundação Petros. Therefore, the entire contributions are being appropriated in the individual accounts of plan participants.

For 2013 the employers' expected contributions to the defined-benefit portion of the plan are R$ 737 (R$ 642 in the Parent Company).

20.2   Pension plans abroad –Defined benefit

The Company also sponsors pension plans of certain of its international subsidiaries, with defined contribution characteristics, including those in Argentina, Japan and other countries. Most of these plans are funded and their assets are held in trusts, foundations or similar entities governed by local regulations. The Company paid R$ 16 in 2012 as contributions to these plans.

20.3   Pension plans assets

Pension plans assets follow a long term investment strategy to meet the assessed risk profile of each different class of asset and provide for diversification to lower portfolio risk. The portfolio must comply with the Brazilian National Monetary Council regulations.  Portfolio targets for the period between 2013 and 2017 are 40% to 60% in fixed-income securities, 30% to 45% in variable-income securities, 3% to 8% in real estate, up to 15% in loans to participants, 4% to 12% in structured finance projects and up to 3% in investments abroad.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

The hierarchy of the fair values of the pension plan assets is set out below :

	2012					2011
Class of Asset	Prices quoted on an active market (Level 1)	Valuation supported by observable prices (Level 2)	Valuation without use of observable prices (Level 3)	Total fair value (Levels 1, 2 and 3)%		Total fair value (Levels 1, 2 and 3)%
Fixed income	20,243	6,054		26,297	46%	23,398	47%
Corporate bonds		5,914		5,914		7,075
Government bonds	20,243			20,243		16,158
Other investments		140		140		165
Variable income	16,356	3,464	6,011	25,832	46%	22,702	46%
Common and preferred shares	16,356			16,356		13,023
Private Equity funds		2,389	6,009	8,398		9,533
Other investments		1,076	2	1,078		146
Real estate properties			2,769	2,769	5%	1,800	4%
				54,898	97%	47,900	97%
Loans granted to participants				1,673	3%	1,441	3%
				56,571	100%	49,341	100%

At December 31, 2012, the investments include Petrobras’ common and preferred shares in the amount of R$ 725 and R$ 484, respectively, and real estate properties rented by the Company in the amount of R$ 355.

Loans to participants are measured at amortized cost, which is considered to be an appropriate estimate of fair value.

The real rate of return on investment expected, based on market expectations, is 5.56% p.a. for variable-income securities and structured investments, 3.75% p.a. for fixed-income securities and 4.02% p.a. for real estate properties and 6.0% p.a. for loans granted to participants, resulting in an average return of 4.6% p.a.

20.4Medical Benefits – Health Care Plan - Assistência Multidisciplinar de Saúde (“AMS”)

Petrobras and its subsidiaries operate a medical benefit plan for employees in Brazil (active and inactive) and their dependents: the AMS health care plan. The plan is managed by the Company and the employees make fixed monthly contributions to cover high-risk procedures and variable contributions for a portion of the cost of other procedures, as established in the contribution table of the plan based on certain parameters, such as salary levels. The plan includes assistance towards the purchase of certain medicines in certain registered drugstores throughout Brazil.

There are no assets held as collaterals for the plan. Benefits are paid and recognized by the Company as incurred by the participants.

20.5Net actuarial liabilities and expenses calculated by independent actuaries, and fair value of plans assets

Information regarding defined benefit plans, in Brazil and abroad, has been consolidated for presentation purposes as the actuarial assumptions are similar and total assets and liabilities regarding pension plans abroad are not significant. All pension plans have deficit (excess of benefit liabilities over plan assets).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

a)      Movement in the actuarial liabilities, in the fair value of the assets and in the amounts recognized in the statement of financial position

	2012					2011
	Consolidated				Parent company	Consolidated
	Pension plan					Pension plan
	Defined benefit	Variable contribution	Health care plan	Total	Total	Defined benefit
Movement in the present value of benefit obligation

Benefit obligation at the beginning of the year	62,073	1,464	15,475	79,012	73,499	55,242
Interest cost:
· Terms of Financial Commitment	591	-	-	591	563	605
· Actuarial	6,353	167	1,742	8,262	7,742	5,589
Current service cost	378	437	286	1,101	990	334
Benefits paid	(2,299)	(6)	(712)	(3,017)	(2,871)	(2,057)
Actuarial (Gains) / Losses	11,944	(455)	436	11,925	11,295	2,352
Others	25	45	1	71	1,040	8
Benefit obligation at the end of the year	79,065	1,652	17,228	97,945	92,258	62,073

Movement in the fair value of plan assets

Plan assets at the beginning of the year	49,015	326	-	49,341	46,022	45,315
Expected return on plan assets	5,974	52	-	6,026	5,680	5,532
Contributions: Employers and Plan Participants	888	96	712	1,696	1,607	819
Amounts received relating to the Terms of Financial Commitment	321	-	-	321	291	290
Benefits paid	(2,299)	(6)	(712)	(3,017)	(2,871)	(2,057)
Actuarial Gains / (Losses)	2,161	11	-	2,172	2,038	(888)
Others	17	15	-	32	649	4
Plan assets at the end of the year	56,077	494	-	56,571	53,416	49,015

Amounts recognized in the statement of financial position

Present value of funded obligations	79,065	1,652	-	80,717	76,146	62,073
(-) Fair value of the plan assets	(56,077)	(494)	-	(56,571)	(53,416)	(49,015)
Deficit of funded plans	22,988	1,158	-	24,146	22,730	13,058
Present value of unfunded obligations	-	-	17,228	17,228	16,112	-
Unrecognized actuarial gains/(losses)	(17,898)	55	(2,791)	(20,634)	(19,525)	(8,530)
Unrecognized past service cost	(67)	(87)	(23)	(177)	(161)	(83)
Net actuarial obligations at December 31	5,023	1,126	14,414	20,563	19,156	4,445

Movement in net actuarial obligations

Balance at January 1	4,445	614	13,021	18,080	16,693	4,510
(+) Costs incurred during the year	1,416	555	2,103	4,074	3,734	686
(-) Employee Contributions	(519)	(43)	(709)	(1,271)	(1,202)	(479)
(-) Payments relating to the Terms of Financial Commitment	(321)	-	-	(321)	(291)	(290)
Others	2	-	(1)	1	222	18
Balance at December 31	5,023	1,126	14,414	20,563	19,156	4,445
	6,149				-	5,059

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

b)      Actuarial expenses, net

	2012					2011
	Consolidated				Parent company	Consolidated				Parent company
	Pension plan					Pension plan
	Defined benefit	Variable contribution	Health care plan	Total	Total	Defined benefit	Variable contribution	Health care plan	Total	Total

Current service cost	378	437	286	1,101	990	334	334	244	912	820
Interest cost:
· Terms of Financial Commitment	591	-	-	591	563	605	-	-	605	571
· Actuarial	6,353	167	1,742	8,262	7,742	5,589	83	1,551	7,223	6,747
Expected return on plan assets	(5,974)	(52)	-	(6,026)	(5,680)	(5,532)	(36)	-	(5,568)	(5,232)
Amortization of actuarial (gains) / losses	427	18	71	516	490	6	3	47	56	42
Contributions: Employers	(383)	(54)	-	(437)	(405)	(340)	(29)	-	(369)	(344)
Past service cost	23	7	4	34	33	24	8	4	36	33
Others	1	32	-	33	1	-	(2)	-	(2)	(2)
Net costs for the year	1,416	555	2,103	4,074	3,734	686	361	1,846	2,893	2,635

Related to active employees:
Included in the cost of sales	431	241	442	1,114	1,085	219	152	355	726	688
Operating expense recognized in profit or loss	271	302	355	928	734	108	203	301	612	508
Related to retired employees	714	12	1,306	2,032	1,915	359	6	1,190	1,555	1,439
Net cost for the year	1,416	555	2,103	4,074	3,734	686	361	1,846	2,893	2,635

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

c)       Difference between estimated and actual amounts incurred

The differences between estimated and actual amounts incurred in the last four years are set out in the table below:

	Consolidated
	2012	2011	2010	2009
Pension plan gains/(losses)
Experience adjustments on pension plan liabilities	6,840	(125)	118	(381)
Experience adjustments on pension plan assets	2,169	(886)	1,996	3,423

Medical plan gains/(losses)
Experience adjustments on medical plan liabilities	3,381	1,320	414	663

d)         Changes in assumed medical costs

The effect of a 100 bps. change in the assumed discount rate and medical cost trend rate is as set out below:

	Consolidated
	Discount rate				Medical costs
	Pension		Medical		Medical
	100 bps	100 bps	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease	increase	decrease

Pension obligation	(9,960)	12,636	(2,089)	2,570	2,799	(2,259)
Current service cost and interest cost	5,187	6,330	(267)	333	371	(287)

Significant actuarial assumptions used by the independent actuary

	2012	2011

Discount rate	Inflation 5.4% to 4.11% p.a (1) + Interest (2): 3.75% p.a (2a) / 3.81% p.a.(2b)	Inflation 5.6% to 4.34% p.a (1) + Interest: 5.58% p.a (2)
Salary growth rate	Inflation 5.4% to 4.11% p.a.(1) + 2.105% (3a) to 3.370% p.a (3b)	Inflation 5.6% to 4.34% p.a.(1) + 2.080% to 3.188% p.a
Expected return rate from the pension plan assets	(3)	Inflation 5.6% p.a. + interest: 6.49% p.a.
Turnover rate of medical plans	0.700% p.a (4)	0.652% p.a (4)
Turnover rate of pension plans	Null	Null
Variance assumed in medical and hospital costs	11.74% to 4.11%p.a (5)	8.96% to 4.34%p.a (5)
Mortality table	AT 2000 sex specific. 30% smoothing coefficient - female(6)	AT 2000, sex specific
Disability table	TASA 1927 (7)	TASA 1927 (7)
Mortality table for disabled participants	Winklevoss, sex specific - 20% smoothing coefficient (8)	AT 49, sex specific

(1) Expected Inflation curve based on market expectations: 5.40% and 5.50% for 2013 and 2014, respectively and flat at 4.11% afterwards (based on the Company’s average scenario)

 (2) The Company uses a methodology for computing an equivalent real interest rate based on the term structure of long-term government bonds with the longest maturities, considering the maturity profile of the pension and medical benefits obligations.

(2a) Petros Plan – Petrobras Group and Petros Plan 2

(2b) AMS Plan

(3a) Petros Plan – Petrobras Group

(3b) Petros Plan 2

(4) Average turnover which varies according to age and time of service. Except for BR (1.603%) and Liquigas (7.640%) in 2012.

(5) Decreasing rate for medical and hospital costs indexed to the long-term projected inflation for the next 30 years.

(6) Except for Petros Plan 2, which was based on AT 2000 (80% male + 20% female) Mortality Table.

(7) Except for Petros Plan 2, which was based on Álvaro Vindas disability table (2012) and Adjusted Zimmermann (2011).

(8) Except for Petros Plan 2, which was based on AT49 Male Mortality Table for disabled.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

20.6Other defined contribution plans

Petrobras, through its subsidiaries in Brazil and abroad, also sponsors defined contribution employee retirement plans. Contributions paid in 2012, in the amount of R$ 12 were recognized in profit or loss.

21               Profit sharing

Profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State-Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and by the Ministry of Mines and Energy, and are computed based on the consolidated income before profit sharing and non-controlling interests.

The Company has recognized a profit sharing liability in the amount of R$ 1,005 (R$ 1,560 in 2011), pursuant to these regulations, as set out below:

2012
Net income	20,959
Profit sharing	1,005
Net income before profit sharing - calculation basis	21,964
Established percentage	4.5%
Profit sharing	988

Profit sharing of companies in Brazil	988
Profit sharing of companies abroad	17
1,005

Profit sharing benefits for key management are subject to approval at the Annual General Meeting for 2013, in accordance with articles 41 and 56 of the Company’s bylaws and Brazilian federal regulations.

22               Shareholders’ equity

22.1 Share capital

At December 31, 2012, subscribed and fully paid share capital was R$ 205,392, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Capital increase with reserves in 2012

The Extraordinary General Meeting, held jointly with the Annual General Meeting on March 19, 2012, approved a capital increase through capitalization of a portion of the profit reserve relating to tax incentives, recognized in 2011 in the amount of R$ 12 (in compliance with article 35, paragraph 1, of Ordinance 2,091/07 of the Ministry for National Integration), without issue of new shares (pursuant to article 169, paragraph 1, of Law 6,404/76). Share capital increased from R$ 205,380 to R$ 205,392.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

Capital increase with reserves in 2013

A proposal will be made to the Extraordinary General Meeting, to be held jointly with the Annual General Meeting in 2013 to increase capital through capitalization of a portion of the profit reserve for tax incentives established in 2012 of R$ 19. Share capital will increase from R$ 205,392 to R$ 205,411.

22.2 Additional paid-in capital

a)      Incremental costs directly attributable to the issue of new shares

These include any transaction costs directly attributable to the issue of new shares, net of taxes.

b)      Change in interest in subsidiaries

These include any excess of amounts paid/received over the carrying value of the interest acquired/disposed. Changes in ownership interest in subsidiaries that do not result in loss of control of the subsidiary are equity transactions.

22.3 Profit reserves

a)      Legal reserve

The legal reserve represents 5% of the net income for the year, calculated pursuant to article 193 of the Brazilian Corporation Law.

b)      Statutory reserve

The statutory reserve is appropriated by applying a minimum of 0.5% of the year-end share capital and is retained to fund technology research and development programs. The balance of this reserve may not exceed 5% of the share capital, pursuant to article 55 of the Company’s bylaws.

c)       Tax incentives reserve

Government grants are recognized in profit or loss and are appropriated from retained earnings to the tax incentive reserve in the shareholders’ equity pursuant to article 195-A of Brazilian Corporation Law. This reserve may only be used to offset losses or increasing share capital.

In 2012, government grants of R$ 19 related to reinvestments, using income taxes benefits, for the development of the Northeast of Brazil (Superintendências de Desenvolvimento do Nordeste – SUDENE) and the Amazon region (SUDAM) were appropriated from profit or loss.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

d) Profit retention reserve

Profit retention reserve shields funds intended for capital expenditures, primarily in oil and gas exploration and development activities, included in the capital budget of the Company, pursuant to article 196 of the Brazilian Corporation Law.

A retention of R$ 9,939, of which R$ 9,928 from 2012 profit and R$ 11 appropriated from retained earnings, was allocated to the annual investment program in the 2013 capital budget, which will be proposed and voted at the 2013 Annual General Meeting

22.4   Accumulated other comprehensive income

a)      Cumulative translation adjustment

This account comprises all exchange differences arising from the translation of the financial statements of non-Brazilian Real subsidiaries, jointly controlled entities and associates (functional currency different than the Parent Company).

b)   Other comprehensive income

This account comprises gains or losses arising from measurement at fair value of available-for-sale financial assets, cash flow hedges and deemed cost of petrochemical associates.

22.5   Dividends

Shareholders are entitled to receive minimum mandatory dividends (and/or interest on capital) of 25% of the adjusted net income for the year proportional to the number of common and preferred shares, pursuant to Brazilian Corporation Law.

Preferred shares have priority in case of capital returns and dividend distribution, which is based on the higher of 3% of the preferred shares’ net book value, or 5% of the preferred share capital.

Dividends for 2012 of R$ 8,876 are to be voted at the 2013 Annual General Meeting and are consistent with the rights granted to preferred shares in the bylaws of the Company and to the minimum mandatory dividend for common shares. Dividends proposed for 2012 represent 44.73% of the adjusted net income (adjusted in accordance with Brazilian Corporation Law), as 3% of the book value of shareholders’ equity regarding preferred shares stake was higher than the minimum mandatory dividend of 25% of the adjusted net income for the year.

An equal amount of dividends for common and preferred shares was proposed and approved in 2011 and represented 38.25% of the adjusted net income, as 3% of the book value of shareholders’ equity regarding preferred shares stake was higher than the minimum mandatory dividend.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

Adjusted net income for dividend purposes is computed as set out below:

	2012	2011

Net income for the year (Parent company)	20,895	33,101
Allocation:
Legal reserve	(1,045)	(1,655)
Tax incentive reserve	(19)	(81)
Other reversals/additions:	11	10

Basic profit for determining dividend	19,842	31,375

Proposed dividends, equivalent to 44.73% of the basic profit - R$ 0.47 per common share and R0.96 per preferred share, (38.25 % in 2011, R$ 0.92 per common and preferred share) as follows:	-	-
Interest on capital	8,876	10,436
Dividends	-	1,565

Total proposed dividends	8,876	12,001

Less:
	-	-
Interim distributions of interest on capital	(2,609)	(7,827)
Updating of interim distribution of interest on capital	(113)	(296)
Balance of proposed dividends	6,154	3,878

Dividends proposed for 2012 comprise interest on capital of R$ 8,876 and were approved by the Board of Directors, as set out below:

				Common Share (ON)		Preferred Share (PN)
Payment	Date of approval by Board of Directors	Date of Record	Date of Payment	Amount	Amount per Share (Pre-Tax)	Amount	Amount per Share (Pre-Tax)	Total Amount
1st payment of interest on capital	04.27.2012	05.11.2012	05.31.2012	1,489	0.20	1,120	0.20	2,609
2nd payment of interest on capital	02.04.2013			2,009	0.27	4,258	0.76	6,267
				3,498	0.47	5,378	0.96	8,876

Interim distributions of interest on capital in 2012 will be deducted from the distribution to be made at the close of fiscal year 2012 and indexed based on the SELIC rate from the date of payment to December 31, 2012. The remaining amount of interest on capital will be indexed based on the SELIC rate from December 31, 2012 to the date of payment, which will be voted at the 2013 Annual General Meeting.

Interest on capital is subject to a withholding income tax rate of 15%, except for shareholders that are declared immune or exempt, pursuant to Law 9,249/95. Interest on capital is a form of dividend distribution, which is deductible for tax purposes in Brazil and is included in the dividend distribution for the year, as established in the Company’s bylaws. The tax credit from the deduction of interest on capital is recognized in profit or loss. An amount of R$ 3,018 was recognized in 2012 (R$ 3,548 in 2011) relating to tax benefits from the deduction of interest on capital. For accounting purposes, shareholders’ equity is reduced in a manner similar to a dividend, pursuant to CVM Deliberation 207/96.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

22.6   Earnings per Share

	Consolidated		Parent company
	2012	2011	2012	2011
Net income attributable to Shareholders of Petrobras	21,182	33,313	20,895	33,101
Weighted average number of common and preferred shares in issue	13,044,496,930	13,044,496,930	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share ( R$ per share)	1.62	2.55	1.60	2.54

23               Sales revenues

	Consolidated		Parent company
	2012	2011	2012	2011

Gross sales	344,976	306,234	276,935	241,042
Sales taxes	(63,597)	(62,058)	(59,589)	(57,221)
Sales revenues	281,379	244,176	217,346	183,821

24               Other operating expenses, net

	Consolidated		Parent Company
	2012	2011	2012	2011
Pension and medical benefits	(2,032)	(1,555)	(1,915)	(1,439)
Unscheduled stoppages and pre-operating expenses	(1,678)	(1,466)	(1,619)	(1,097)
Institutional relations and cultural projects	(1,518)	(1,439)	(1,354)	(1,275)
Inventory write-down to net realizable value (market value)	(1,465)	(1,046)	(420)	(227)
Losses / Gains on legal and administrative proceedings	(1,392)	213	(1,014)	240
Expenses related to collective bargaining agreement	(902)	(700)	(798)	(655)
Expenditures on health, safety and environment	(568)	(772)	(531)	(649)
Impairment	(281)	(664)	(70)	(412)
Government grants	755	615	54	187
Expenditures/reimbursements from operations in E&P partnerships	545	16	472	16
Others	341	210	(50)	(459)
	(8,195)	(6,588)	(7,245)	(5,770)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

25               Expenses by nature

	Consolidated		Parent Company
	2012	2011	2012	2011

Raw material / products for resale	(121,064)	(95,484)	(95,627)	(68,529)
Production taxes	(31,301)	(27,205)	(30,398)	(26,507)
Employee Benefits	(23,625)	(20,464)	(18,611)	(16,153)
Depreciation, depletion and amortization	(21,766)	(17,739)	(15,738)	(12,902)
Changes in inventories	1,297	8,782	2,479	7,243
Freight, rent, third-party services and other related costs	(40,238)	(39,768)	(35,781)	(30,853)
Exploration expenditures written off (includes dry wells and signature bonuses written off)	(5,628)	(2,504)	(5,268)	(2,243)
Taxes expenses	(760)	(777)	(338)	(278)
Losses / Gains on legal and administrative proceedings	(1,392)	213	(1,014)	240
Institutional relations and cultural projects	(1,518)	(1,439)	(1,354)	(1,275)
Unscheduled stoppages and pre-operating expenses	(1,678)	(1,466)	(1,619)	(1,097)
Expenditures on health, safety and environment	(568)	(772)	(531)	(649)
Inventory write-down to net realizable value (market value)	(1,465)	(1,046)	(420)	(227)
Impairment	(281)	(664)	(70)	(412)
	(249,987)	(200,333)	(204,290)	(153,642)

Cost of sales	(210,472)	(166,939)	(167,882)	(124,320)
Selling expenses	(9,604)	(8,950)	(11,819)	(9,915)
General and administrative expenses	(9,842)	(8,647)	(6,843)	(6,029)
Exploration costs	(7,871)	(4,428)	(7,131)	(3,674)
Research and development expenses	(2,238)	(2,444)	(2,217)	(2,361)
Other taxes	(760)	(777)	(338)	(278)
Other operating expenses, net	(8,195)	(6,588)	(7,245)	(5,770)
Profit sharing	(1,005)	(1,560)	(815)	(1,295)
	(249,987)	(200,333)	(204,290)	(153,642)

26               Net finance income (expense)

	Consolidated		Parent company
	2012	2011	2012	2011

Foreign exchange and inflation indexation charges on net debt (*)	(6,585)	(4,803)	(4,164)	(961)
Expenses on debt	(10,067)	(8,146)	(5,881)	(6,114)
Income from investments and marketable securities	3,322	4,906	3,618	4,421
Financial result on net debt	(13,330)	(8,043)	(6,427)	(2,654)

Capitalized borrowing costs	7,430	7,361	5,378	5,823
Gains (losses) on derivatives	(89)	(387)	90	(124)
Income from marketable securities	1,862	480	2,019	1,108
Other finance expenses and income, net	834	(93)	747	620
Other foreign exchange and indexation charges, net	(430)	804	(118)	808
Finance income (expenses), net	(3,723)	122	1,689	5,581

Finance income (expenses), net (**)
Income	7,241	6,543	6,928	6,025
Expenses	(3,950)	(2,422)	(957)	(291)
Foreign exchange and inflation indexation charges, net	(7,014)	(3,999)	(4,282)	(153)
	(3,723)	122	1,689	5,581

(*) It includes indexation charges on debt in local currency indexed to the U.S. dollar.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

27               Provisions for legal proceedings, contingent liabilities and contingent assets

The Company is a defendant in numerous legal proceedings involving tax, civil, labor, corporate and environmental issues. Based on legal advice and management’s best estimates, the Company reviews whether it is probable that an outflow of resources embodying economic benefits will be required to set the obligations.

27.1   Provisions for legal proceedings

Provisions are recognized when there is a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Significant proceedings, for which the Company has recognized a provision, mainly include: (i) withholding of income taxes for securities issued outside Brazil; (ii) losses and damages resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party; and (iii) fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

In addition, the Federal Public Attorney’s Office and the Public Attorney’s Office of the State of Paraná filed lawsuits against Petrobras demanding compensation for moral damages, financial damages and environmental recovery due to oil spillages: (i) in Terminal São Francisco do Sul – Refinaria Presidente Vargas, on July 16, 2000, for which a provision was recognized in 2011 and its updated amount at December 2012 is R$ 70; and (ii) in the Araucária – Paranaguá pipeline (OLAPA), at the headwaters of Rio do Meio, in the town of Morretes – State of Paraná, on February 16, 2001. This legal proceeding resulted in a settlement agreement signed on April 26, 2012, for which a provision was recognized in March, 2012 in the amount of R$ 106, R$ 94 of which were paid in May, 2012 and R$ 12 are still recognized as a provision, in order to support the expenses to recover the area.

The Company has provisions for legal proceedings in the amounts set out below:

	Consolidated		Parent company
Non-current liabilities	2012	2011	2012	2011
Labor claims	687	364	542	202
Tax claims	696	664	20	12
Civil claims	1,050	901	857	739
Environmental claims	128	82	85	62
Other claims	24	30	-	-
	2,585	2,041	1,504	1,015

	Consolidated		Parent company
	2012	2011	2012	2011
Opening balance	2,041	1,606	1,015	766
Additional provisions	1,256	588	880	336
Amounts used during the year (payment)	(859)	(206)	(590)	(118)
Accretion expense	199	72	199	87
Others	(52)	(19)	-	(56)
Closing balance	2,585	2,041	1,504	1,015

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

27.2   Judicial Deposits

Judicial deposits made in connection with legal proceedings and guarantees are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated		Parent company
Non-current assets	2012	2011	2012	2011
Labor	1,775	1,203	1,611	1,087
Tax	2,932	2,085	2,357	1,781
Civil	653	509	566	444
Environmental	142	98	142	98
Others	8	7	-	-
Total	5,510	3,902	4,676	3,410

27.3   Contingent Liabilities for legal proceedings

which the likelihood of loss is considered to be possible are not recognized in the financial statements but are disclosed unless the expected outflow of resources embodying economic benefits is considered remote.

The estimated contingent liabilities regarding legal proceedings which the likelihood of loss is considered to be possible is set out in the table below.

Consolidated
Nature	Estimate

Tax	50,549
Civil - General	4,944
Labor	2,652
Civil - Environmental	665
Others	8
58,818

A brief description of the nature of the main contingent liabilities (tax and civil) are set out in the tables below:

a)      Tax Proceedings

Description of tax proceedings	Estimate

Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Deduction of expenses from the renegotiation of the Petros Plan from the calculation basis of income tax (IRPJ) and social contribution (CSLL) and penalty charged.
Current status: Awaiting the hearing of an appeal at the administrative level.	4,341
2) Profits of subsidiaries and associates domiciled abroad in the years of 2005, 2006, 2007 and 2008 not included in the calculation basis of IRPJ and CSLL.
Current status: Awaiting the hearing of an appeal at the administrative level.	3,395
3) Deduction from the calculation basis of IRPJ and CSLL of expenses incurred in 2007 related to employee benefits and Petros.
Current status: This claim is being disputed at the administrative level.	1,642
4) Withhold income tax (IRRF) and Contribution of Intervention in the Economic Domain (CIDE) over remittances for payment of platforms' affreightment.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which
the Company is taking legal actions to ensure its rights.	9,109
5) Non payment of CIDE on imports of naphtha.
Current status: This claim is being discussed at the administrative level.	3,518

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

Description of tax proceedings	Estimate

6) Non-payment of CIDE in the period from March 2002 until October 2003 in transactions with distributors and service stations that were holders of judicial injunctions that determined the sale of gas without the gross-up of such tax.
Current status: Awaiting the hearing of an appeal in the Higher Chamber of Tax Appeals (CSRF).	1,456
7) Non-payment of tax on financial operations (IOF) on intercompany loans.
Current situation: Awaiting a hearing of an appeal at the administrative instance.	3,602
8) Withhold income tax (IRRF) over remittances abroad for payment of petroleum imports.
Current status: Awaiting the hearing of an appeal at the administrative level.	3,824

Plaintiff: State Finance Department of Rio de Janeiro 9) ICMS on exit operations of liquid natural gas (LNG) without issuing a tax document in the ambit of the centralizing establishment.
9) ICMS on exit operations of liquid natural gas (LNG) without issuance of tax document by the main establishment.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which
the Company is taking legal actions to ensure its rights.	2,845
10) Dispute over ICMS tax levy in operations of sale of aviation jet fuel, as Decree 36.454/2004 was declared as unconstitutional.
Current status: This claim is being disputed at the administrative level and the company has presented its defense.
1,621

Plaintiff: State Finance Department of São Paulo
11) Dispute over ICMS tax levy on the importing of a drilling rig – temporary admission in São Paulo and clearance in Rio de Janeiro and a fine for breach of accessory obligations.
Current status: One of the legal proceedings is in its administrative stage and the other one was submitted
to judicial dispute, in which the Company has obtained a favorable decision.	4,258

Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha,
Vitória and Maragogipe.
12) Failure to withhold and collect tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo, despite Petrobras having made the withholding and payment of these taxes to the municipalities where the respective service providers are established, in accordance with
Complementary Law No. 116/03.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which
the Company is taking legal actions to ensure its rights.	1,899

Plaintiff: State Finance Departments of Rio de Janeiro and Sergipe
13) Use of ICMS tax credits on the purchase of drilling bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which
the Company is taking legal actions to ensure its rights.	944
14) Other tax proceedings	8,095

Total for tax proceedings	50,549

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

b) Civil Proceedings – General

Description of civil proceedings	Estimate

Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP
1) Dispute on differences in the payment of special participation charge in fields of the Campos Basin.
In addition, the plaintiff is claiming fines for alleged non-compliance with minimum exploratory programs. Administrative proceedings are in course in connection with alleged irregularities in the platforms' measurement system.
Current status: This claim involves processes in different administrative and judicial stages, in which the
Company is taking legal actions to ensure its rights.	1,860
2) Other civil proceedings	3,084

Total for civil proceedings	4,944

c)    Other Proceedings

Plaintiff: Porto Seguro Imóveis Ltda.

On August 28, 2012, the Superior Court (STJ), unanimously upheld the special appeal filed by Petrobras, dismissing the plaintiff's claims. Porto Seguro Imóveis Ltda., a former minority shareholder of Petroquisa, filed a lawsuit related to alleged losses suffered as a result of the disposal of Petroquisa's interest in various petrochemical companies included in the National Privatization Program. Based on the aforementioned decision, the possibility of an outflow of resources related to this contingent liability, in the amount of R$ 8,165 was reassessed as remote.

27.4   Joint Ventures - Frade field

In November 2011, there was an oil spillage in the Frade field operated by Chevron Brasil, located in the Campos basin. Chevron Brasil, Chevron Latin America Marketing LLC and Transocean Brasil Ltda are being sued for R$ 20 billion in environmental damages by the federal public attorney’s office. Transocean Brasil Ltda. operated the rig at Frade at the time of this spillage.

In April 2012, a new lawsuit was filed by the Federal Public Attorney’s Office against Chevron and Transocean, due to new leaks on the seabed of the Frade field. In this suit the Federal Public Attorney’s Office pleads to a further R$ 20 billion as compensation for damages.

The assessment by the Company’s lawyers is that the amounts claimed are not reasonable and are disproportionately high in relation to the extent of the damages caused. In the second lawsuit, as the oil was not identified on the surface, the existence of any actual damage to the community is inconceivable.

Although the Company is not being sued, due to its 30% ownership interest in the Frade consortium, Petrobras may be contractually obliged to pay 30% of the total contingencies related to the incidents that occurred in the Frade field. In the event Chevron is held legally responsible, Petrobras may be contractually subject to the payment of up to 30% of the costs of the damages.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

27.5   Contingent assets

27.5.1    Recovery of maintenance/replacement costs – Barracuda & Caratinga

In 2006, Petrobras, as representative of Barracuda & Caratinga Leasing Company B.V. (BCLC),  pursuant to the provisions of EPC Contract, submitted a matter for arbitration in New York against Kellog, Brown & Root, Inc – KBR, demanding payment of indemnification in the amount of approximately R$ 339 plus interest for the costs of monitoring and replacing defective stud bolts and anchor bolts incurred on subsea oilfield flowlines in the Barracuda and Caratinga field, under the contractual guarantee period as well as costs and expenses of the arbitration.

On September 21, 2011, the arbitration court awarded BCLC, as pleaded in the arbitration, the full amount of R$ 339 and condemned KBR to pay almost the entirety costs incurred by Petrobras in the arbitration, including internal costs, legal fees and other arbitration costs. After the decision, the Company recognized the amount of R$ 339 as a non-current asset.

In December 2012, Halliburton, as KBR guarantor, negotiated with BCLC to pay R$ 446, in order to settle the arbitration. This amount was paid on January 11, 2013.

27.5.2    Recovery of PIS and COFINS

Petrobras and its subsidiaries filed a civil suit against the Federal Government claiming to recover, through offsetting, amounts paid as taxes on financial revenue and exchange gains (PIS) in the period between February 1999 and November 2002 and COFINS between February 1999 and January 2004 claiming that paragraph 1 of article 3 of Law 9,718/98 is unconstitutional.

On November 9, 2005, the Federal Supreme Court declared such paragraph as unconstitutional.

On November 18, 2010, the Superior Court of Justice upheld the claim filed by Petrobras in 2006 to recover the COFINS for the period from January 2003 to January 2004. Petrobras then recognized the amount of R$ 497 (R$ 349 in the Parent Company) as recoverable taxes in its non-current assets.

At December 31, 2012, the Company had R$ 2,216 (R$ 2,135 in the Parent Company) related to this lawsuit that are not yet recognized in the financial statements due to the lack of final favorable decision.

27.5.3 Legal proceeding in the United States - P-19 and P-31

In 2002, Braspetro Oil Service Company (Brasoil) and Petrobras obtained a favorable decision in related lawsuits filed before U.S. courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were seeking to obtain (since 1997 and regarding Brasoil) a judicial order exempting them from their payment obligations under the performance bond related to platforms P- 19 and P-31, and seeking reimbursement from Petrobras for any amounts for which they could ultimately be held liable in the context of the execution proceedings of such performance bond.

 On July 21, 2006, the U.S. courts issued an executive decision, conditioning the payment of the amounts owed to Brasoil to a definitive dismissal of the legal proceedings involving identical claims that are currently in course before Brazilian courts.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

Brasoil, Petrobras and the insurance companies already pleaded the dismissal of the Brazilian legal proceedings but their definitive dismissal is awaiting the hearing of an appeal filed by the platforms’ shipbuilding company before the Superior Court for Non-Constitutional Matters (STJ).

In 2012 the Company intensified actions taken, in an attempt to settle this lawsuit. The amount of damages pleaded is of approximately US$ 245 million.

28               Natural Gas Purchase Commitments

Petrobras has entered into an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) to purchase 201.9 billion m3 of natural gas during the term of the agreement and to purchase minimum annual volume commitment at a price calculated based on a formula comprising the price of fuel oil. The agreement is valid until 2019, renewable until the total volume commitment has been consumed.

At December 31, 2012, the minimum purchase commitment from 2013 to 2019 is approximately 61.5 billion m3 of natural gas, equivalent to 24.06 million m3 per day, which corresponds to an estimated amount of US$ 17.90 billion.

29               Guarantees for concession agreements for petroleum exploration

The Company has guarantees for the Minimum Exploration Programs established in the concession agreements for exploration of areas by the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (“ANP”) in the total amount of R$ 6,404, of which R$ 5,626 are still in force, net of commitments that have been undertaken. The guarantees comprise crude oil from previously identified producing fields, pledged as security, with a value of R$ 3,194 and bank guarantees in the amount of R$2,432.

30               Risk management and derivative instruments

The Company is exposed to a variety of risks arising from its operations: market risk (including price risk related to crude oil and oil products, foreign exchange risk and interest rate risk), credit risk and liquidity risk.

30.1 Risk management

The objective of the overall risk management policy of the Company is to achieve an appropriate balance between growth, increased return on investments and risk exposure level, which can arise from its normal activities or from the context within which the Company operates, so that, through effective allocation of its physical, financial and human resources it may achieve its strategic goals.

Risk management is carried out by a Financial Integration Committee set up by the Executive Board to evaluate and establish guidelines for measuring, monitoring, and managing the risks periodically and to support the Board decisions. This Committee is always composed of the executive managers of the finance department. Executive managers of different business areas are convened to discuss specific matters.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

30.2   Market risk

30.2.1  Risk management of price risk (related to crude oil and oil products)

Petrobras does not use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs.

Derivatives are used as hedging instruments to manage the price risk of certain transactions carried out abroad, which are usually short-term transactions similar to commercial transactions.

The main risk management techniques used by the Company to manage price risk of crude oil and oil products, in the transactions carried out abroad, are: operating cash flow at risk (CFAR), Value at Risk (VAR) and Stop Loss.

a)      Notional amount, fair value and guarantees of crude oil and oil products derivatives

	Consolidated
	Notional value
	(in thousands of bbl)*			Fair value **		Maturity
Statement of Financial Position	2012		2011	2012	2011

Futures contracts	(3,380)		(6,217)	(36)	34	2013 / 2014
Purchase commitments	16,500		30,193	-	-
Sale commitments	(19,880)		(36,410)	-	-

Options contracts	(2,050)		(2,130)	(3)	(4)	2013
Call	(1,080)		(730)	(2)	(3)
Long position	3,204		6,728	-	-
Short position	(4,284)		(7,458)	-	-

Put	(970)	#	(1,400)	(1)	(1)
Long position	2,029		3,990	-	-
Short position	(2,999)		(5,390)	-	-

Forward contracts	-		275	-	-	2012
Long position	-		275	-	-

Total recognized in other current assets and liabilities				(39)	30

* Negative notional values (in bbl) represent short positions.

** Negative fair values were recognized as liabilities and positive fair values as assets.

	Consolidated
Finance income	2012	2011
Loss recognized in profit or loss for the period	(192)	(357)

	Consolidated
Garantees given as collateral	2012	2011
Generally consist of deposits	211	168

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

b)                  Sensitivity analysis of crude oil and oil products derivatives

The probable scenario is the fair value at December 31, 2012. The stressed scenarios consider price changes of 25% and 50% on the risk variable, respectively, comparatively to December 31, 2012.

		Consolidated
		Probable at	Possible	Remote
Crude Oil and Oil Products	Risk	2012	( of 25%)	( of 50%)
Brent	Derivative (Brent prices increase)	(42)	(318)	(595)
	Inventories (Brent prices decrease)	34	309	584
		(8)	(9)	(11)

Diesel	Derivative (Diesel prices decrease)	(4)	(102)	(199)
	Inventories (Diesel prices increase)	1	100	198
		(3)	(2)	(1)

Freight	Derivative (Freight costs decrease)	-	(1)	(2)
	Inventories (Freight costs increase)	1	1	2
		1	-	-

Gasoline	Derivative (Gasoline prices increase)	(4)	(6)	(8)
	Inventories (Gasoline prices decrease)	3	5	8
		(1)	(1)	-

Naphtha	Derivative (Naphtha prices decrease)	(1)	(10)	(20)
	Inventories (Naphtha prices increase)	2	11	21
		1	1	1

Fuel Oil	Derivative (Fuel Oil prices increase)	1	(136)	(273)
	Inventories (Fuel Oil prices decrease)	(7)	128	263
		(6)	(8)	(10)

WTI	Derivative (WTI prices decrease)	12	58	105
	Inventories (WTI prices increase)	(12)	(60)	(108)
		-	(2)	(3)

c)            Embedded derivatives - Sale of ethanol

The Company entered into an ethanol sales agreement on a price formula set when the contract was signed. The selling price of each ethanol cargo is based on the prices of two distinct references: ethanol and naphtha.

Since the market price of naphtha is not directly proportional to the cost or the market value of ethanol, a portion of the sales agreement, related to the derivative instrument, was measured at fair value (Level 3) through profit or loss (as finance income), separately from the rest of the agreement. The Company has measured the fair value of this agreement based on the difference between the spreads for naphtha and ethanol.

The notional value, fair value and the sensitivity analysis of the swap are presented below:

	Notional value (in thousand of m3)	Fair value		Sensitivity analysis at 12.31.2012
						Possible	Remote
Forward contracts		2012	2011	Risk	Probable (*)	( of 25%)	( of 50%)
Long position (Maturity in 2015)	663	74	49	Decrease in spread Naphtha vs. Ethanol	(7)	(66)	(135)

(*) The probable scenario was computed based on the difference between the future contracts of ethanol and naphtha expiring on March, 31, 2013.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

Finance income	2012	2011
Gain (loss) recognized in profit or loss for the year	22	(55)

The price of ethanol on the Brazilian market (ESALQ) is used in the agreement. The stress scenarios were computed based on the future prices of ethanol and naphtha on the Chicago Board of Trade (CBOT) on the last working day of the reporting period.

30.2.2    Foreign Exchange risk management

The Company is exposed to foreign exchange risk from recognized assets and liabilities, arising from the volatility of currency markets.

Petrobras seeks to identify and manage foreign exchange risk in an integrated manner, by recognizing and creating “natural hedges”, benefiting from the correlation between income and expenses. To mitigate short-term exchange risk exposure arising from transactions involving income and expenses in different currencies, the Company can use a natural hedge by choosing in which currency to hold cash, such as Brazilian Real, US dollar or another currency.

Foreign exchange risk is managed based on the net exposure and reviewed periodically to support the Executive Board. The Company can use derivative instruments to hedge certain liabilities, minimizing foreign exchange exposure.

a)   Main transactions and future commitments hedged by foreign exchange derivatives

Swap Contracts

Yen vs. Dollar

The Company entered into a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen. The Company does not intend to settle these contracts before the maturity. The relationship between the derivative and the loan qualify as cash flow hedge and hedge accounting is applied.

The effective portion of changes in fair value, assessed on a quarterly basis, are recognized in accumulated other comprehensive income, in the shareholders’ equity and reclassified to profit or loss in the periods when the hedged item affects profit or loss.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

b) Notional value, fair value and guarantees

	Consolidated
	Notional value (in millions)		Fair value

Statement of Financial Position	2012	2011	2012	2011

Cross Currency Swap (Maturity in 2016)			156	243
Long position (JPY) - 2.15% p.a.	JPY 35,000	JPY 35,000	887	926
Short position (US$) - 5.69% p.a.	USD 298	USD 298	(731)	(683)

Swap (Maturity in 2012)			-	32
Long position - US$		USD 127	-	241
Short position - R$ CDI		BRL 199	-	(209)

US$ forward (short position)	USD 1,077	USD 87	1	(3)

Total recognized in other assets and liabilities			157	272

Finance income and shareholders' equity	2012	2011
Gain recognized in profit or loss for the period	82	25
Gain recognized in shareholders' equity	14	8

Margin is not required for the operations the Company has entered into, related to foreign currency derivatives.

c) Sensitivity analysis for foreign exchange risk on financial instruments

The Company has assets and liabilities subject to foreign exchange risk. The main exposure involves the Brazilian Real, relative to the U.S. dollar. Foreign exchange risk arises on financial instruments that are denominated in a currency other than the Brazilian Real. Assets and liabilities of foreign subsidiaries, denominated in a currency other than the Brazilian Real are not included in the sensitivity analysis set out below when transacted in a currency equivalent to their respective functional currencies.

The probable scenario, computed based on external data, as well as the stressed scenarios (a 25% and a 50% change in the foreign exchange rates) are set out below:

			Consolidated
	Exposure at		Scenarios:
Financial Instruments	2012	Risk	Probable 12.31.2012	Possible ( of 25%)	Remote ( of 50%)

Financial Instruments (Assets)	8,407	Dollar	75	2,102	4,204
Financial Instruments (Liabilities)	(90,784)		(814)	(22,696)	(45,392)
Forward Derivative (Short Position)	(2,201)		(29)	(550)	(1,100)
	(84,578)		(768)	(21,144)	(42,288)

Financial Instruments (Assets)	-		-	-	-
Financial Instruments (Liabilities)	(2,298)	Yen	(99)	(575)	(1,149)
Cross-currency Swap	830		(3)	229	453
	(1,468)		(102)	(346)	(696)

Financial Instruments (Assets)	6,451	Euro	(192)	1,613	3,225
Financial Instruments (Liabilities)	(16,426)		489	(4,107)	(8,213)
	(9,975)		297	(2,494)	(4,988)

Financial Instruments (Assets)	1,755	Pound Sterling	(28)	439	877
Financial Instruments (Liabilities)	(5,221)		82	(1,305)	(2,610)
	(3,466)		54	(866)	(1,733)

Financial Instruments (Assets)	781	Peso	(29)	195	390
Financial Instruments (Liabilities)	(2,474)		92	(619)	(1,237)
	(1,693)		63	(424)	(847)
	(101,180)		(456)	(25,274)	(50,552)

(*)The probable scenario was computed based on the following changes for March, 31, 2013: Real x Dollar – a 0.9% appreciation of the Dollar relative to the Real / Dollar x Yen – a 4.53% appreciation of the Yen / Dollar x Euro: a 2.98% depreciation of the Euro / Dollar x Pound Sterling: a 1.57% depreciation of the Pound Sterling / Dollar x Peso: a 3.87% depreciation of the Peso. The data were obtained from the Focus Report of the Central Bank of Brazil and from Bloomberg.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

Foreign exchange exposure is not considered significant, as the impact of foreign exchange depreciation / appreciation does not jeopardize the liquidity of the Company in the short term due to the balance between liabilities, assets, revenues and future commitments in foreign currency, since most of its debt mature in the long term.

30.2.3 Interest rate risk management

The Company is mainly exposed to interest rate risk related to changes in the LIBOR rate, arising from debt issued in foreign currency and to changes in the Brazilian long-term interest rate (TJLP), arising from debt issued in Brazilian Real. An increase in interest rates causes a negative impact in the Company's finance expense and its financial position.

The Company considers that exposure to interest rate risk does not cause a significant impact and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain companies of the Petrobras group.

a) Main transactions and future commitments hedged by interest rate derivatives

Swap contracts

Floating-to-fixed swap ( Libor USD) vs. Fixed rate (USD)

The Company entered into an interest rate swap, in order to exchange a floating interest rate for a fixed rate, aiming at eliminating the mismatch between the cash flows of assets and liabilities from investment projects. The Company does not intend to settle the operation before the maturity date, and therefore, adopted hedge accounting for the relationship between the finance debt and the derivative.

Other positions held are set out in the table below.

b) Notional value, fair value, guarantees and sensitivity analysis for interest rate derivatives

	Consolidated
	Notional value (in millions)		Fair value
Statement of Financial Position	2012	2011	2012	2011

Swaps (maturity in 2020)
Short position	USD 460	USD 478	(85)	(67)

Swaps (maturity in 2015)			(2)	(3)
Long position – Euribor	EUR 15	EUR 20	1	1
Short position – 4.19% Fixed rate	EUR 15	EUR 20	(3)	(4)
			-	-
Total recognized in other assets and liabilities			(87)	(70)

Finance income and shareholders' equity			2012	2011
Loss recognized in profit or loss for the period			(1)	-
Loss recogonized in shareholders' equity			(18)	(34)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

		Consolidated
		Scenarios:
			Possible	Remote
Interest rate derivatives	Risk	Probable (*)	( of 25%)	( of 50%)
Hedge (Derivative - Swap)	Libor decrease	(89)	(7)	(24)
Debt	Libor increase	89	7	24
Net efect		-	-	-

Hedge (Derivative - Swap)	Euribor decrease	-	1.0	-
Debt	Euribor increase	-	(1.0)	-
Net efect		-	-	-

*The probable scenario was computed based on LIBOR futures.

Margin is not required for the operations the Company has entered into, related to interest rate derivatives.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

30.3    Credit risk

Petrobras is exposed to the credit risk arising from commercial transactions and from cash management, related to financial institutions and to credit exposure to customers. Credit risk is the risk that a customer or financial institution will fail to pay amounts due, relating to outstanding receivables or to financial investments, guarantees or deposits with financial institutions.

Credit risk management in Petrobras is a portion of its financial risk management, which is performed by the Company’s officers, under a policy of corporate risk management. The Credit Commissions are, each, composed of executive Managers for Risk Management, Finance and Commercial Department.

The purpose of the Credit Commissions is to analyze credit management issues, relating to granting and managing credit; to encourage integration between the units that compose the Credit Commissions; and to identify recommendations to be applied in the units involved or to be submitted to the appreciation of higher jurisdictions.

The credit risk management policy is part of the Company’s global risk management policy and aims at reconciling the need for minimizing exposure to credit risk and maximizing the result of commercial and financial transactions, through an efficient credit analysis process and efficient credit granting and management processes.

The Company manages credit risk by applying quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

The Company’s commercial credit portfolio is much diversified and the credits granted are divided between clients from the domestic market and from foreign markets.

Credit granted to financial institutions is spread among the major international banks rated by the international rating agencies as Investment Grade and highly-rated Brazilian banks.

The maximum exposure to credit risk is represented mainly by the balance of accounts receivable and derivative financial instruments outstanding.

30.4     Liquidity risk

The Company's liquidity risk is represented by the possibility of a shortage of funds, cash or another financial asset in order to settle its obligations on the established dates.

The liquidity risk management policy adopted by the Company provides that the maturity of its debt continues to be lengthen, exploring the funding opportunities available in the domestic market and being significantly active in the international capital markets by broadening the investor’s base in fixed income.

Petrobras finances its working capital through a centralized cash management for the group and by assuming short-term debt, which is usually related to commercial transactions, such as export credit notes and advances on foreign exchange contracts. Investments in non-current assets are financed through long-term debt, such as bonds issued in the international market, funding from credit bureaus, financing and pre payment of exports, development banks in Brazil and abroad, and lines of credit with national and international commercial banks.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

A maturity analysis of the long-term debt, including face value and interest payments is set out in the table below:

Maturity	Consolidated
2013	22,814
2014	18,168
2015	24,570
2016	37,284
2017	26,433
2018	38,465
2019 and thereafter	110,322
Balance at December 31, 2012	278,056
Balance at December 31, 2011	229,381

30.5 Financial investments (derivative financial instruments)

Operations with derivatives are, both in the domestic and foreign markets, earmarked exclusively for the exchange of indices of the assets that comprise the portfolios, and their purpose is to provide flexibility to the managers in their quest for efficiency in the management of short-term financial assets.

The market values of the derivatives held in the exclusive investment funds at December 31, 2012 are set out below:

Contract	Number of Contracts	Notional value	Fair value	Maturity

Future DI (Interbank Deposit)			2	2013 to 2015
Long position	117,174	10,877	1
Short position	(164,166)	(15,066)	1

Future dollar			-	2013
Long position	110	11	(1)
Short position	(331)	(34)	1

Swap			2	2014
Long position	-	405	9
Short position	-	(405)	(7)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

31               Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows. The fair values of cash and cash equivalents, trade accounts receivable, short term debt and trade accounts payable are the same as their carrying values. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts.

At December 31, 2012, the estimated fair value for the Company’s long term debt was R$ 191,478 and was computed based on the prevailing market rates for operations that  have similar nature, maturity and risk to the contracts recognized and it may be compared to the carrying amount of R$ 180,818.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

	Fair value measured based on
	Prices quoted on active market (Level I)	Valuation technique supported by observable prices (Level II)	Valuation technique without use of observable prices (Level III)	Total fair value recorded

Assets
Marketable securities	21,376	-	-	21,376
Commodity derivatives	-	-	74	74
Foreign currency derivatives	1	156	-	157
Financial investment derivatives	4	-	-	4
Balance at December 31, 2012	21,381	156	74	21,611
Balance at December 31, 2011	22,362	243	49	22,654

Liabilities
Commodity derivatives	(39)	-	-	(39)
Interest derivatives	(87)	-	-	(87)
Balance at December 31, 2012	(126)	-	-	(126)
Balance at December 31, 2011	(106)	(3)	-	(109)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

32               Insurance

The Company’s insurance policies involve acquiring insurance to cover assets that might lead to material negative impacts in the shareholders’ equity (in the case of an eventual damage), as well as risks subject to legal or contractual mandatory insurance. The remaining risks are subject to self-insurance and Petrobras intentionally assumes the entire risk by abstaining from contracting insurance. The Company assumes a significant portion of its risk, by including franchises that may reach an amount equivalent to US$ 80 in its insurance policies.

The risk assumptions adopted are not part of the audit scope of the financial statements audit and therefore were not examined by independent auditors.

The main information concerning the insurance coverage outstanding at December 31, 2012 is set out below:

		Amount insured
Assets	Types of coverage	Consolidated	Parent company

Facilities, equipments inventory and products inventory	Fire, operational risks and engineering risks	299,663	178,806

Tankers and auxiliary vessels	Hulls	6,094	-

Fixed platforms, floating production systems and offshore drilling units	Oil risks	60,316	17,778

Total		366,073	196,584

Petrobras does not have loss of earnings insurance or insurance related to well control and pipeline networks in Brazil.

33               Subsequent Events

Funding – PGT

On January 28, 2013 Petrobras Global Trading B.V. (PGT), an indirect subsidiary of Petrobras, signed a financing agreement in the amount of US$ 500 million. The agreement carries an interest rate of 6-month Libor rate + 1.95% p.a. and pays semi-annual coupons.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

            Information on reserves (unaudited)

The regulatory framework for oil and gas exploration, development and production activities in Brazil was based on concession agreements until June 30, 2010, when the enactment of Law 12,276 introduced the Onerous Assignment Agreement (“Cessão Onerosa”), in specific pre-salt areas and Law 12,351, enacted in December 22, 2010, introduced the new regulatory framework that established a production-sharing model for pre-salt areas and strategic areas to be contracted by the Federal Government. Most of the contracts outside Brazil are based on concession agreements. Therefore, exploration and development expenses are capitalized and reported, instead of presenting the monetary value of the volume of reserves.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible - from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations.

Proved developed reserves are those proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well and through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped reserves are those proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Reserve estimates include inherent uncertainties and therefore are subject to changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data.

Proved oil and gas reserves estimated by the Company in accordance with the SEC criteria are set out below:

	Oil (billions of bbl) (*)			Gas (billions of m³) (*)			Oil + Gas (billions of boe) (*)
	Brazil	International	Total	Brazil	International	Total	Brazil	International	Total
Balance at December 31, 2011	10.411	0.364	10.775	293.242	36.839	330.081	12.256	0.580	12.836
Change in reserves	0.815	0.073	0.888	0.649	0.308	0.956	0.822	0.076	0.898
Production	(0.687)	(0.047)	(0.734)	(19.790)	(3.255)	(23.045)	(0.815)	(0.067)	(0.882)
Balance at December 31, 2012	10.539	0.390	10.929	274.101	33.891	307.992	12.263	0.589	12.852

Reserve of non-consolidated companies

Balance at December 31, 2011	-	0.030	0.030	-	1.231	1.231	-	0.037	0.037
Balance at December 31, 2012	-	0.024	0.024	-	1.352	1.352	-	0.032	0.032

Proved developed reserves	-	-	-	-	-	-	-	-	-

Balance at December 31, 2011	6.974	0.181	7.155	181.134	14.506	195.640	8.113	0.267	8.380
Balance at December 31, 2012	6.398	0.196	6.594	180.486	13.453	193.939	7.533	0.275	7.808

International proved reserves does not include oil and gas reserves in Bolivia as the New Political Constitution of the State (NCPE) prohibits recognition and disclosure of oil and gas reserves in Bolivia by private companies.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Consolidated and Parent Company)

  (In millions of reais, except when indicate otherwise)

BOARD OF DIRECTORS GUIDO MANTEGA President

FRANCISCO ROBERTO DE ALBUQUERQUE Member	LUCIANO GALVÃO COUTINHO Member	MIRIAM APARECIDA BELCHIOR Member

JORGE GERDAU JOHANNPETER Member	MARIA DAS GRAÇAS SILVA FOSTER Member	SÉRGIO FRANKLIN QUINTELLA Member

JOSUÉ CHRISTIANO GOMES DA SILVA Member	MÁRCIO PEREIRA ZIMMERMANN Member	SILVIO SINEDINO PINHEIRO Member

EXECUTIVE COMMITTEE (OFFICERS) MARIA DAS GRAÇAS SILVA FOSTER President

ALMIR GUILHERME BARBASSA Chief Financial and Investor Relations Officer		JOSE CARLOS COSENZA Director of Refining, Transportation & Marketing

JOSE ALCIDES SANTORO MARTINS Director of Gas and Energy		JOSE EDUARDO DE BARROS DUTRA Director of Services and Corporate areas

JOSE ANTONIO DE FIGUEIREDO Director of Engineering, Technology and Materials		JOSE MIRANDA FORMIGLI FILHO Director of Exploration and Production

MARCOS ANTONIO SILVA MENEZES Accountant - CRC-RJ 35.286/O-1 Chief Accounting Officer (CAO)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 05, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.